SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

(A free translation of the original in Portuguese)

Braskem S.A. and
Subsidiaries
Financial Statements at
December 31, 2004 and 2003
and Report of Independent Auditors

(A free translation of the original in Portuguese)

Report of Independent Auditors

To the Board of Directors and Shareholders
Braskem S.A.

1 We have audited the accompanying balance sheets of Braskem S.A. and the consolidated balance sheets of Braskem S.A. and its subsidiaries as of December 31, 2004 and 2003, and the related statements of income, of changes in shareholders’ equity and of changes in financial position of Braskem S.A., as well as the related consolidated statements of income and of changes in financial position, for the years then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements. The audits of the financial statements at and for the years ended December 31, 2004 and 2003 of the jointly-controlled entity Politeno Indústria e Comércio S.A. and of the associated company Petroflex Indústria e Comércio S.A., which are recorded under the equity method, were conducted by other independent auditors. Our opinion, insofar as it relates to the amounts of these investments and the profits generated by them, of R$ 203,465 thousand and R$ 61,451 thousand, respectively, in 2004 and R$ 179,091 thousand and R$ 33,317 thousand, respectively, in 2003, is based solely on the opinions of the other independent auditors.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, based on our audit and on the reports issued by other independent auditors, the financial statements audited by us present fairly, in all material respects, the financial position of Braskem S.A. and of Braskem S.A. and its subsidiaries at December 31, 2004 and 2003, and the results of operations, the changes in shareholders’ equity and the changes in financial position of Braskem S.A., as well as the consolidated results of operations and of changes in financial position, for the years then ended, in conformity with accounting practices adopted in Brazil.

4 As described in Notes 16(c) and 19 to the financial statements, Braskem S.A. and certain subsidiaries are parties to significant lawsuits which seek exemption from payment of social contribution on net income and a lawsuit regarding the validity of Clause 4 of the Collective Labor Agreement of the Union of the Employees of Petrochemical, Plastic Chemicals and Related Companies of the state of Bahia (SINDIQUÍMICA). Based on the opinion of its outside legal advisors and Company management, no material losses are expected from these disputes. Accordingly, these financial statements do not include any provisions to cover the possible effects of these lawsuits.

5 Based on the decision of the Federal Supreme Court (STF), the management of the former indirect subsidiary OPP Química S.A., merged into Braskem S.A. in March 2003, recorded an Excise Tax (IPI) credit in the amount of R$ 1,030,125 thousand in the results for the year ended December 31, 2002. Although the National Treasury has filed an appeal of certain aspects of this decision, as described in Note 9(i), management has concluded, based on the opinion of its legal advisors that this appeal cannot significantly alter the receivable recorded by the subsidiary.

6 The Company belongs to a group of companies comprising the Braskem Group and carries out financial and commercial transactions, in significant amounts, with its subsidiaries and other Group companies, under the conditions described in Note 8 to the financial statements.

7 As described in Note 1(c) to the financial statements, the Company and some of its subsidiaries are involved in a broad business and corporate restructuring process, as part of the overall restructuring of the Brazilian petrochemical industry, intended to give the industry a more adequate capital structure, greater profitability, competitiveness and economies of scale. The Company and some of its subsidiaries are being, and will continue to be, affected by economic and/or corporate changes resulting from this process, the outcome of which will determine how the operations of the Company and its subsidiaries will develop, including the management of total liabilities and current and long-term assets. Additionally, this process and the matters described in Note 2 have affected the comparability between the financial statements as of December 31, 2004 and the financial statements of the prior year.

8. As described in Notes 10, 11, and 12 to the financial statements, the Company and some of its subsidiaries recognized in their financial statements goodwill on the acquisition of investments based on the fair values of fixed assets and the expected future profitability of the investees. These goodwill balances are being amortized in accordance with the period of return defined in the independent valuation reports and the financial projections prepared by management. The maintenance of the goodwill balances, and the current amortization criteria in the financial statements of future years will depend upon the realization of the projected cash flows and income and expenses used by the valuers in determining the fair values, as well as the future profitability of the investees.

9 Our audits were conducted for the purpose of forming an opinion on the basic financial statements, referred to in the first paragraph, taken as a whole. The statements of cash flows for the years ended December 31, 2004 and 2003, presented in Attachment I to provide supplementary information about the Company and its subsidiaries, are not a required part of the basic financial statements, in conformity with accounting practices adopted in Brazil. This information has been subjected to the auditing procedures described in paragraph 2 and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

Salvador, February 10, 2005

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" BA

Marco Aurélio de Castro e Melo
Contador CRC 1SP153070/O-3 "S" BA

COPY OF THE ORIGINAL

Braskem S.A. and Subsidiaries

Balance Sheets at December 31
In thousands of reais	(A free translation of the original in Portuguese)

	Parent company		Consolidated

Assets	2004	2003	2004	2003

Current assets
Cash and cash equivalents	1,556,869	423,791	1,753,321	689,597
Securities		45,658	20,466	509,776
Trade accounts receivable	1,265,921	896,199	1,366,924	1,216,186
Taxes recoverable	381,774	279,786	481,990	395,931
Inventories	1,259,557	696,141	1,536,090	1,071,628
Related parties		21,652	599
Dividends and interest on capital	93,279	30,203		1,071
Advances to suppliers and others	82,286	95,807	117,808	121,306
Prepaid expenses	50,609	47,761	56,877	87,000

	4,690,295	2,536,998	5,334,075	4,092,495

Long-term receivables
Trade accounts receivable	18,247	24,745	23,146	27,038
Related parties	745,765	945,081	34,825	62,716
Marketable securities	61,422	34,199	89,829	34,231
Judicial deposits and compulsory loans	160,589	137,718	198,635	191,340
Deferred income tax	301,527	165,620	303,826	166,045
Taxes recoverable	175,894	544,685	256,112	640,643
Inventories	47,669	62,513	50,369	115,603
Other receivables	1,108	560	9,110	12,854

	1,512,221	1,915,121	965,852	1,250,470

Permanent assets
Investments
Subsidiaries and jointly-controlled entities	3,423,304	4,445,318
Associated companies	55,691	33,505	55,691	37,695
Other investments	8,364	5,239	34,970	34,512
Property, plant and equipment	4,823,535	3,532,437	5,397,173	5,352,824
Deferred charges	2,209,529	1,623,968	3,105,066	3,175,493

	10,520,423	9,640,467	8,592,900	8,600,524

Total assets	16,722,939	14,092,586	14,892,827	13,943,489

	Parent company		Consolidated

Liabilities and shareholders’ equity	2004	2003	2004	2003

Current liabilities
Suppliers	2,282,592	1,114,330	2,038,937	1,049,136
Loans and financing	1,435,094	2,474,482	1,775,618	2,759,167
Debentures	4,969	19,196	4,969	19,196
Salaries and payroll charges	72,243	43,970	95,589	81,718
Taxes and social contributions payable	182,127	45,117	230,235	152,375
Dividends proposed and interest on capital payable	183,873	749	191,550	7,280
Advances from customers	24,844	80,375	47,906	256,425
Related parties	1,147,804	698,538		217
Insurance premiums payable	52,657	42,170	53,205	72,659
Other payables	55,111	31,446	98,657	76,314

	5,441,314	4,550,373	4,536,666	4,474,487

Long-term liabilities
Suppliers	74,107	61,341	74,107	61,341
Loans and financing	3,315,086	2,666,328	3,051,182	3,615,264
Debentures	1,167,870	1,472,804	1,167,870	1,472,804
Advances for purchase of credit rights		80,514		113,400
Related parties	671,381	1,762,396	115,734	177,578
Deferred income tax	9,115	9,705	9,254	9,844
Taxes and contributions payable	1,143,247	500,155	1,332,123	1,149,138
Provision for loss on investments	535,604	698,691
Other payables	99,935	97,116	121,219	133,474

	7,016,345	7,349,050	5,871,489	6,732,843

Deferred income
Negative goodwill on investments in
subsidiaries	30,250	34,844	94,117	69,176

Minority interest			203,093	554,409

Shareholders’ equity
Capital	3,402,968	1,887,422	3,402,968	1,887,422
Capital reserves	344,782	744,315	344,782	744,315
Revenue reserves	489,185		454,727
Treasury stock	(1,905)	(10,137)	(15,015)	(23,247)
Accumulated deficit		(463,281)		(495,916)

	4,235,030	2,158,319	4,187,462	2,112,574

Total liabilities and shareholders’ equity	16,722,939	14,092,586	14,892,827	13,943,489

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Subsidiaries

Statements of Income
Years Ended December 31
In thousands of reais, except net income per thousand shares	(A free translation of the original in Portuguese)

	Parent company		Consolidated

	2004	2003	2004	2003

Gross sales
Domestic market	12,136,932	7,840,832	13,406,178	9,926,982
Foreign market	1,957,624	1,630,053	2,548,383	2,617,690
Deductions from gross sales
Sales taxes, freights and returns	(3,312,950)	(1,805,582)	(3,762,561)	(2,408,862)

Net sales revenue	10,781,606	7,665,303	12,192,000	10,135,810
Cost of sales and services rendered	(8,120,344)	(6,264,807)	(9,078,324)	(8,089,268)

Gross profit	2,661,262	1,400,496	3,113,676	2,046,542

Operating expenses (income)
Selling	229,488	104,180	274,924	158,326
General and administrative	314,577	209,698	362,320	305,385
Directors’ remuneration	10,111	3,822	12,735	8,243
Investment in subsidiaries and associated companies
Equity in the results	(169,952)	(91,825)	(17,998)	(13,616)
Amortization of goodwill (negative goodwill), net	283,988	171,962	152,729	255,985
Exchange variation	8,767	(134,198)	9,645	(22,414)
Tax incentives			(44,338)	(65,647)
Provision (reversal) for investment losses	(124,434)	24,060	7,500	1,275
Other	(3,059)		(16,615)	2,664
Depreciation and amortization	370,124	210,143	359,365	193,460
Financial expenses	1,074,796	800,695	1,291,014	712,565
Interest on capital	170,000		170,000
Reversal of interest on capital	(170,000)		(170,000)
Financial income	26,072	(100,205)	(60,287)	(8,983)
Other operating income, net	(34,283)	(41,284)	(41,618)	(49,746)

	1,986,195	1,157,048	2,289,376	1,477,497

Operating profit	675,067	243,448	824,300	569,045
Non-operating expenses, net	(26,544)	(2,280)	(29,915)	(4,840)

Income before income tax and
social contribution	648,523	241,168	794,385	564,205
Provision for income tax and social contribution	(92,341)	(51,607)	(217,335)	(143,343)
Deferred income tax	136,497	21,450	138,372	20,453

Income before minority interest	692,679	211,011	715,422	441,315
Minority interest			(24,565)	(226,180)

Net income for the year	692,679	211,011	690,857	215,135

Net income per thousand shares outstanding
at the end of the year - R$	7,65	3,08

The accompanying notes are an integral part of these financial statements.

Braskem S.A.

Statements of Changes in Shareholders’ Equity
In thousands of reais	(A free translation of the original in Portuguese)

		Capital reserves			Revenue reserves

	Capital	Capital restatement	Tax incentives	Other	Legal	Retained earnings	Treasury stock	Retained earnings (accumulated deficit)	Total

At December 31, 2002	1,845,399	2,331	714,933	557			(17,291)	(674,292)	1,871,637

Capital increase	42,023	(2,331)							39,692
Tax incentives			28,825						28,825
Exchange of shares							7,154		7,154
Net income for the year								211,011	211,011

At December 31, 2003	1,887,422		743,758	557			(10,137)	(463,281)	2,158,319

Capital increase (Notes 1(d) and 18(a))	1,515,546								1,515,546
Exchange of shares (Note 1(c))							8,232		8,232
Absorption of accumulated losses (Note 18(a))			(463,281)					463,281
Tax incentives			63,748						63,748
Prescribed dividends								684	684
Interest on capital (Note 18(e))								(170,000)	(170,000)
Net income for the year								692,679	692,679
Appropriations:
Legal reserve					34,634			(34,634)
Proposed dividends								(34,178)	(34,178)
Retained earnings						454,551		(454,551)

At December 31, 2004	3,402,968		344,225	557	34,634	454,551	(1,905)		4,235,030

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Subsidiaries

Statements of Changes in Financial Position Years Ended December 31
In thousands of reais	(A free translation of the original in Portuguese)

	Parent company		Consolidated

	2004	2003	2004	2003

Financial resources were provided by
Operations
Net income for the year	692,679	211,011	690,857	215,135
Expenses (income) not affecting working capital:
Depreciation, amortization and depletion	720,432	405,599	794,935	548,148
Investment in subsidiaries and associated companies
Equity in the results	(169,952)	(91,825)	(17,998)	(13,616)
Amortization of goodwill (negative goodwill), net	283,988	171,962	152,729	255,985
Provision for (reversal of) loss in investment	(124,434)	(13,734)	7,500	(36,518)
Exchange differences on investments	8,767	(134,198)	9,645	(22,414)
Tax incentives			(44,338)	(65,647)
Gains (losses) on equity in investments and other	(2,576)	3,768	(16,030)	3,768
Residual value of permanent asset disposals	2,368	94,053	5,502	99,105
Provision for loss in permanent assets	18,199	7,278	18,199	7,278
Long-term interest and monetary variation, net	(63,646)	33,648	(97,436)	(94,423)
Deferred income tax	(136,497)	(21,450)	(138,372)	(20,453)
Minority interest			24,565	226,180
Other	22,171	22,845	39,161	55,188

Total from operations	1,251,499	688,957	1,428,919	1,157,716

Shareholders
Capital payment	1,210,950	39,692	1,210,950	39,947
Exchange of treasury stock	8,232	7,154	8,232	7,154
Advance for future capital increase			562	2,720

	1,219,182	46,846	1,219,744	49,821

Third parties
Financing included in long-term liabilities	2,763,808	1,001,811	2,837,265	1,734,412
Transfer from long-term receivables to current assets	505,337	160,110	509,993	374,155
Increase in long-term liabilities	103,526	140,661	130,571	313,490
Decrease in long-term receivables	35,322	35,243	44,601	77,061
Increase in current liabilities, net	39,403			163,398
Dividends receivable	192,295	70,200		1,151
Tax incentives	63,748	28,825	111,921	121,716
Other	685		684	(235)

	3,704,124	1,436,850	3,635,035	2,785,148

Total funds provided - carried forward	6,174,805	2,172,653	6,283,698	3,992,685

	Parent company		Consolidated

	2004	2003	2004	2003

Total funds provided - brought forward	6,174,805	2,172,653	6,283,698	3,992,685

Financial resources were used for
Dividends proposed and interest on capital payable	204,178		209,833	4,800
Transfer from long-term to current liabilities	434,318	64,865	47,485	74,602
Settlement of long-term financing	900,000		1,347,059
Decrease of current account liabilities, net		809,168	55,531
Transfer from long-term financing to current assets	2,072,035	1,028,078	2,161,132	1,366,184
Decrease in long-term liabilities	119,079	393	126,066	319,605
Increase in long-term receivables	67,070	41,841	151,497	222,115
Other				12,630

Permanent assets
Investments	75,015	96,429	23,648	118,499
Property, plant and equipment	368,349	123,141	432,322	214,663
Deferred charges	509,823	167,082	549,724	255,267
Net working capital of merged company	162,582	848,863

Total funds used	4,912,449	3,179,860	5,104,297	2,588,365

Increase (decrease) in working capital	1,262,356	(1,007,207)	1,179,401	1,404,320

Working capital variations

Current assets
At the end of the year	4,690,295	2,536,998	5,334,075	4,092,495
At the beginning of the year	2,536,998	1,002,418	4,092,495	3,648,745

	2,153,297	1,534,580	1,241,580	443,750

Current liabilities
At the end of the year	5,441,314	4,550,373	4,536,666	4,474,487
At the beginning of the year	4,550,373	2,008,586	4,474,487	5,435,057

	890,941	2,541,787	62,179	(960,570)

Increase (decrease) in working capital	1,262,356	(1,007,207)	1,179,401	1,404,320

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated

1 Operations

(a) Braskem S.A. ("Braskem" or "the Company "), is engaged in manufacturing, selling, importing and exporting chemical and petrochemical products and fuels, as well as the production and supply of utilities such as steam, water, compressed air and electric power to the companies in the Camaçari Petrochemical Complex in Bahia, Brazil, and the rendering of services to those companies. The Company also invests in other companies, either as a partner or shareholder.

(b) As of December 31, 2004, Braskem has consolidated negative working capital in the amount of R$ 751,019 (2003 - R$ 2,013,375). The composition of working capital includes an amount of R$ 1,095,808, payable to the wholly-owned subsidiary Odebrecht Química S.A. (“Odequi”) (Note 8(a)), eliminated on consolidation.

(c) Formation of Braskem

Since its inception on August 16, 2002, the Company has undergone a major corporate restructuring process, disclosed to the market through material events. The main events in 2003 and 2004 can be summarized as follows:

  On February 17, 2003, a Public Offer was concluded, with the acceptance of 99.99% of the holders of Nitrocarbono common shares, in order to exchange them for the Company’s preferred shares. As a result of this operation, the Company holds 99.99% of the voting capital and 93.80% of Nitrocarbono’s total capital.

  On March 31, 2003, there was a partial spin-off of the subsidiary Odequi of the portion corresponding to the interest of OPP Química S.A. ("OPP Química"), and subsequently OPP Química, Nitrocarbono, and Econômico S.A. Empreendimentos - ESAE ("ESAE") were merged into the Company. These mergers were carried out based on the merged companies’ net equity at December 31, 2002. The merged equities included the interests in Trikem S.A. ("Trikem"), OPE Investimentos S.A. ("OPE Investimentos"), and Copene Participações S.A. ("Copene Participações"). In these mergers, the capital of the Company was increased by R$ 37 through the transfer of the net assets of Nitrocarbono, less the interest in that investee held by the Company. As a result, 67,698 Class A preferred shares were issued, and the capital increased to R$ 1,845,436. The shares which could not be issued to the withdrawing shareholders of Nitrocarbono were sold on the stock exchange, as decided at the Shareholders' General Meeting.

  Also in March 2003, the Company subscribed a capital increase in the capital of Odequi in the amount of R$ 1,194,098 with the contribution of its shares in Trikem and OPE Investimentos, amounting to R$ 1,042,144 and R$ 151,954, respectively. The capital increase was based on the February 28, 2003 financial statements.

  In July 2003 the Company increased its direct and indirect interest in the voting capital of its subsidiaries Trikem and Polialden Petroquímica S.A. (“Polialden”) to 87.9% and 100%, respectively, in transactions with minority shareholders Mitsubishi and Nissho Iwai. Mitsubishi sold its interest in Trikem for R$ 28,008 and in Polialden for R$ 21,637. This last amount will be increased by R$ 16,173 if the outcome of the lawsuit filed by Polialden minority shareholders is favorable to the subsidiary.

  Nissho Iwai exchanged its interests in Trikem and Polialden for a participation in Braskem through the contribution of the net equity of NI Participações Ltda., a Nissho Iwai subsidiary, the only assets of which were the interests in Trikem and Polialden. The valuation report on the book value of NI Par was prepared by independent experts on May 31, 2003, the base date of the contribution, and submitted to the approval of a Shareholders Meeting. As a result of this operation the Company's capital was increased by R$ 39,655, with the issue of 54,314,531 common shares, up to R$ 1,887,422.

  On December 4, 2003 the Company concluded the Public Offer intended to exchange Trikem common shares for Class A preferred shares or common shares of the Company. This offer resulted in the acceptance of 99% of the minority shareholders. The exchange ratio was 20 Class A preferred shares of the Company for 69.47 common shares of Trikem. Accordingly the Company assigned 438,270,001 Class A preferred shares in the amount of R$ 7,144 in exchange for 1,522,330,867 common shares of Trikem in the amount of R$ 15,943, resulting in a discount of R$ 8,799.

  The Extraordinary General Meeting held on January 12, 2004, approved the partial spin-off of Odequi with the transfer and merger of the spun off portion into Braskem. The spun off assets corresponded to the entire interest of Odequi in Trikem and consisted of 13,841,438,730 common shares and 11,123,910,124 preferred shares of Trikem, corresponding to 64.43% and 41.02% of its voting and total capital, respectively. The amount of the spun-off portion of ODEQUI was R$ 1,082,648, according to the appraisal report issued by independent experts based on the balance sheet of ODEQUI at October 31, 2003. Because of the mentioned partial spin-off, 11,066,514 common shares of Odequi held by the Company were canceled.

  On January 15, 2004 the Shareholders approved the merger of Trikem into Braskem based on the book value of shareholders’ equity of the merged company at October 31, 2003, in the amount of R$ 656,040. The exchange ratio of Trikem shares for Braskem shares was determined based on the respective net equities at market values as of October 31, 2003.

In order to provide equal treatment to the preference shareholders of Trikem, the ratio for the substitution of Trikem shares for preferred shares of Braskem was the same as the exchange ratio established in the Trikem Public Offer concluded on December 4, 2003 in relation to the owners of Trikem common stock.

The valuations of the net equities of Braskem and Trikem, and the exchange ratio of the shares, are as follows:

	Braskem	Trikem

Present number of shares (thousands) (*)	68,432,133	60,868,763
Market value of net equity (in R$)	5,733,160,995.68	1,439,109,292.58
Value per one thousand shares at market value (in R$)	83.78	23.64
Exchange ratio at market value	1	3.54
Exchange ratio of Trikem Preference and Common
shares for Braskem Class A preferred shares, in
the merger	1	3.47
Standard lot of shares	1,000	1,000

(*)	Excluding treasury shares.

After the merger of Trikem the Company's capital increased by R$ 304,596 through the issue of 8,136,165,484 Class A preferred shares, to R$ 2,192,018, divided into 25,730,061,841 common shares, 51,230,857,903 Class A preferred shares, and 229,154,800 Class B preferred shares (Note 18(a)).

  Through Agreement for Purchase and Sale of Shares, dated February 3, 2004, the Company purchased the total shares of MONÔMEROS held by minority shareholders, becoming the owner of 100% of the shares of this subsidiary. The acquisition price totaled R$ 14,786, corresponding to the book value of the shares acquired at December 31, 2003.

  On March 31, 2004, the Extraordinary General Meeting approved the merger of MONÔMEROS based on the appraisal report of the value of shareholders’ equity at December 31, 2003, in the amount of R$ 115.832. Changes in equity of MONÔMEROS during the first quarter of 2004 were recognized in the income of Braskem under equity in the results.

  On December 14, 2004, the Board of Directors approved the use of 505,050,433 Class A preferred shares of the Company, held in treasury, to be exchanged for 47,846,610 preferred shares issued by the subsidiary Polialden. In this transaction, the Company recorded goodwill of R$ 28,842. The Brazilian Securities Commission (CVM) approved the exchange of stock outside the stock market or over-the-counter market. (Note 10(c)).

  On December 15, 2004, the Company acquired from its subsidiary Odequi Overseas Inc. (“Overseas”), 514,322 preferred shares, representing 3.94% of the total capital of the subsidiary Odequi. With this acquisition, the Company now holds 100% of the capital of Odequi.

  In order to obtain a capital structure more appropriate for the operations of the subsidiary OQPA Importação e Exportação Ltda. (“OQPA”), at December 31, 2004, the Company increased the capital of this subsidiary by R$ 99,215, by capitalizing the receivable held in current account in the amount of R$ 98,215 and R$ 1,000 from its own funds. This transaction generated: (i) goodwill of R$ 98,999, fully amortized (Note 10(c)); (ii) reversal of the provision for loss in investee of the same amount.

The Company and its subsidiaries, as participants in the restructuring process of the Brazilian petrochemical industry, may be effected by economic and/or corporate aspects as a result of the outcome of this process.

(d) Initial Public Offer of Shares ("Global Offer")

On April 1, 2004, the Board of Directors approved the initial public offer of Class A preferred shares in Brazil and overseas, through the increase in capital within the authorized capital limit.

On September 22 and 27, 2004, the Board of Directors approved the issues of 12,285,000,000 and 1,170,000,000 shares, respectively, in the amount of R$ 90.00 per thousand shares, to be subscribed in Brazil and US$ 31.38 per thousand shares, to be subscribed overseas.

Financial settlement occurred on September 28, 2004, after the payment of capital in the amount of R$ 1,210,950.

(e) Corporate governance and Administrative Council for Economic Defense (CADE)

In February 2003, Braskem enrolled in Level 1 of Differentiated Corporate Governance of the São Paulo Stock Exchange (BOVESPA), which mainly commits the Company to improvements in providing information to the market and in the dispersion of shareholdings, and attained with the Global Offer (Note 1(d)) approximately 45% of the free float. At 2005, the Company intends to reach the Level 2 of BOVESPA’s Governance.

In accordance with the law, the concentration resulting from the change in control of Braskem was notified in a timely manner to the anti-trust authorities. In July 2002, the Secretariat for Economic Monitoring of the Finance Ministry (SEAE) issued a favorable opinion on the transaction. On May 2, 2003 the favorable opinion of the Secretariat for Economic Rights (SDE) was published without any restrictions. The transaction was submitted for the review and analysis of the Administrative Council for Economic Defense (CADE), and in November 2003 CADE Prosecution Service also approved the transaction without any restrictions. In February 2004, the transaction was examined by the Federal Department of Public Prosecution, which also recommended the approval of the transaction. On February 27, 2004, Braskem filed a request for the approval of the transaction arguing that the statute of limitation to judge the transaction had taken effect. The claim is currently waiting inclusion in the agenda for judgment by CADE’s Plenary Session.

2 Presentation of the Financial Statements

The financial statements were prepared in accordance with the accounting practices adopted in Brazil and also in compliance with the standards and procedures determined by the Brazilian Securities Commission (CVM).

The following reclassifications were made for a better presentation and comparison between 2004 and 2003:

  In current assets, the amounts R$ 256,555 in Parent company and R$ 321,463 in consolidated, included in “Securities”, were reclassified into line item “Cash and cash equivalents”.

  In permanent assets, line item “Subsidiaries and jointly-controlled entities”, amounting to R$ 34,844, in parent company was reclassified into line item “Deferred income”, and in consolidated, the amount of R$ 1,912,694 was reclassified into line items “Property, plant and equipment”, “Deferred charges” and “Deferred income”, in the amounts of R$ 320,866, R$ 1,652,293 and R$ 60,465, respectively.

  In consolidated current liabilities, the amount of R$ 32,711 related to vendor with jointly-controlled entity, included in “Suppliers” was reclassified into line item “Loans and financing”.

The comparison between the financial statements as of and for the year ended December 31, 2004 of the Company and its subsidiaries and the financial statements of the prior year must take into account the corporate restructuring mentioned in Note 1(c), especially the mergers of Trikem and MONÔMEROS, carried out on January 15, and March 31, 2004, respectively. The financial statements of these companies as of and for the year ended December 31, 2003, are shown below:

	December 31, 2003

	Trikem	Monômeros

Assets
Current assets
Cash and cash equivalents	23,628	1,507
Trade accounts receivable	169,064	4,124
Inventories	173,161	8,818
Taxes recoverable	16,582	2,992
Prepaid expenses and other	30,899	4

	413,334	17,445

Long-term receivables
Related parties	878,120	74,347
Taxes recoverable	49,559
Other receivables	69,701	447

	997,380	74,794

Permanent assets
Investments	290,064
Property, plant and equipment	854,745	40,679
Deferred charges	66,373	206

	1,211,182	40,885

	2,621,896	133,124

Liabilities and shareholders’ equity
Current liabilities
Loans and financing	325,514	5,793
Suppliers	122,381	6,980
Taxes and contributions payable	56,960	2,256
Other	79,139	2,263

	583,994	17,292

Long-term liabilities
Loans and financing	821,264
Taxes and contributions payable	490,486
Other	61,555

	1,373,305

Shareholders’ equity
Capital social	809,085	87,740
Capital reserve	103,698	16,250
Revenue reserve		3,325
Retained earnings (accumulated deficit)	(248,186)	8,517

	664,597	115,832

	2,621,896	133,124

	Year ended December 31, 2003

	Trikem	Monômeros

Statement of operations
Gross sales
Domestic market	1.532,999	64,538
Foreign market	207,264	36,901
Sales taxes, freights and returns	(377,238)	(17,094)
Cost of product sold	(996,236)	(64,832)

Gross profit	366,789	19,513

Operating expenses (income)
Selling, general and administrative	68,558	4,730
Depreciation and amortization	7,464
Financial, net	(121,749)	1,472
Equity in the results	42,662
Other	(9,111)	(1)

	(12,176)	6,201

Operating profit	378,965	13,312
Non-operating expenses, net	(2,561)	(1)

Income before income tax and social contribution	376,404	13,311

Income tax and social contribution	(33,603)	(4,502)

Net income for the year	342,801	8,809

3 Main Accounting Practices

(a) Use of estimates

In the preparation of the financial statements, it is necessary to use estimates to record certain assets, liabilities and transactions. The financial statements of the Company and its subsidiaries include, therefore, various estimates regarding the selection of the useful lives of property, plant and equipment, as well as provisions for contingencies, income tax and other similar amounts.

(b) Determination of results of operations

Results of operations are determined on the accrual basis of accounting.

Sales revenues are recognized when risk and product ownership is transferred to the customers.

The provisions for income tax and Value-Added Tax on Sales and Services (ICMS) expenses are recorded gross of the tax incentive portions, with the amounts related to tax exemption and reduction recorded in capital reserves.

In accordance with the requirements of CVM Deliberation 273 and Instruction 371, the deferred income tax is stated at probable realizable value, expected to occur as described in Note 16(b).

The Company has recognized in results for the year the market value of derivative contracts relating to liabilities indexed to foreign currency or to international interest rates. At December 31, 2004, the Company has no outstanding contracts (2003 - negative in R$ 4,056).

The sales transactions between the Company and the merged companies (Note 1(c)) from January 1 and March 31, 2003 have been eliminated, and the taxes resulting from these sales, in the amount of R$ 24,191, were classified as “Other operating expenses".

(c) Current assets and long-term receivables

Cash and cash equivalents basically consist of cash deposits and marketable securities or investments maturing within 90 days. At December 31, 2004, R$ 1,419,438 of the total balance refers to financial investments (2003 - R$ 302,701), and R$ 1,602,092 in consolidated (2003 - R$ 512,275). Investments in Brazil basically refer to units of an exclusive Braskem fund, which in turn holds units in local investment funds, for example, fixed-income funds, multiportfolio funds, FIDCs, etc. Investments abroad basically consist of a financial investment fund portfolio, the risk of which is limited to securities from G7 qualified issuers.

Securities are valued at the lower of cost or market, including accrued income earned to the balance sheet date. Derivative instruments are valued at their adjusted fair value, based on market quotations for similar instruments against future exchange and interest rates.

The allowance for doubtful accounts is set up at an amount considered sufficient to cover estimated losses on the realization of the receivables, taking into account the Company's loss experience, and includes amounts in litigation.

Inventories are stated at average purchase or production cost, which is lower than replacement cost or realizable value. Imports in transit are stated at the accumulated cost of each import. Inventories of consumable materials are classified in current assets or long-term receivables, considering their history of consumption.

The other assets are shown at realizable values, including, where applicable, accrued income and monetary variations, or at cost in the case of prepaid expenses.

(d) Permanent assets

These assets are stated at cost plus restatements for inflation through December 31, 1995 considering the following:

  Investments in subsidiaries and associated companies are accounted for on the equity method, plus unamortized goodwill (less negative goodwill). Goodwill is calculated as the difference between the amount paid and the book value of net assets acquired. Goodwill is based on the appreciation of the assets and expected future profitability of the investees and is amortized over a period of up to 10 years, as is the case of future profitability. Goodwill related to asset appreciation is amortized over a period of the useful lives of the related assets. Goodwill in merged companies is transferred to property, plant and equipment and deferred charges, when based on asset appreciation and future profitability of the investees, respectively. Other investments are carried at the cost of acquisition.

  Property, plant and equipment are shown at acquisition or construction cost and, as from 1997, include capitalized interest incurred during the expansion of production capacity of the plants.

  Depreciation of property, plant and equipment is recorded on the straight-line basis at the rates mentioned in Note 11.

  Amortization of deferred charges is recorded over a period of up to ten years, as from the time benefits begin to accrue.

  Programmed maintenance shutdowns are carried out at intervals from one to six years. Expenses that increase the useful lives of assets or result in higher production efficiency are recorded in deferred charges and amortized in production cost until the beginning of the next maintenance shutdown.

(e) Current and long-term liabilities

These liabilities are stated at known or estimated amounts, including accrued charges and monetary and exchange adjustments.

The provision for loss in subsidiaries is recorded based on the net capital deficiency (excess of liabilities over assets) of these companies, and is recorded as a long-term liability against the equity results.

Defined-benefit pension plans are accounted for based on the calculations made by independent actuaries, based on assumptions provided by the Company.

The provisions are recorded based on (i) current legislation (even considering that this legislation is considered by management to be unconstitutional); (ii) the need to eliminate contingent gains upon credit offsetting resulting from litigation; and (iii) estimated payments of indemnities considered probable.

(f) Deferred income

Deferred income includes negative goodwill in merged companies, supported by the expected future profitability.

(g) Consolidated financial statements

The consolidated financial statements include the financial statements of the Company and its subsidiaries and jointly-controlled entities in which it has direct or indirect share control, as shown below:

			Interest in capital - %

		Head office
		(country)	2004	2003

Subsidiaries
MONÔMEROS	(i)	Brazil		87.24
Copene Participações		Brazil	100.00	100.00
CPN Distribuidora de Combustíveis Ltda. ("CPN Distribuidora")		Brazil	100.00	100.00
CPN Incorporated Ltd. ("CPN Inc.")		Cayman Islands	100.00	100.00
CPP - Companhia Petroquímica Paulista ("CPP")		Brazil	90.71	90.71
Investimentos Petroquímicos Ltda. ("IPL")		Brazil	100.00	100.00
Lantana Trading Company Inc. ("Lantana")		Bahamas	100.00	100.00
Odequi	(ii)	Brazil	100.00	98.63
Odequi Investments Ltd. ("OIL")		Bahamas	100.00	100.00
Overseas		Cayman Islands	100.00	100.00
OPP Finance Ltd. ("OPP Finance")	(iii)	Cayman Islands		100.00
OQPA		Brazil	100.00	100.00
Polialden	(iv)	Brazil	63.68	56.27
Proppet Overseas Ltd. ("Proppet Overseas")	(iii)	Bahamas		100.00
Tegal Terminal de Gases Ltda. ("Tegal")	(v)	Brazil	90.79	84.36
Trikem	(vi)	Brazil		12.55
Companhia Alagoas Industrial - CINAL ("CINAL")	(vii)	Brazil	63.03
CPC Cayman Ltd. ("CPC Cayman")	(vii)	Cayman Islands	100.00

Jointly-controlled entities	(viii)
CETREL S.A. - Empresa de Proteção Ambiental
("CETREL")	(ix)	Brazil	40.56	26.07
Codeverde Companhia de Desenvolvimento
Rio Verde ("CODEVERDE")		Brazil	35.49	35.44
COPESUL - Companhia Petroquímica do Sul ("Copesul")	(x)	Brazil	23.67	23.67
Politeno		Brazil	33.88	33.88

Direct subsidiaries of ODEQUI
OPE Investimentos	(xi)	Brazil		89.41
Trikem	(xii)	Brazil		41.02

Direct subsidiaries of Trikem
CINAL		Brazil		63.03
CPC Cayman		Cayman Islands		100.00
Odebrecht Mineração e Metalurgia Ltda. ("OMML")	(xiii)	Brazil		100.00
TRK Brasil Trust S.A. ("TRK")	(xiii)	Brazil		100.00

Direct subsidiary of Poliaden
Poliaden America Inc. ("Poliaden America")		USA	100.00	100.00

Direct subsidiary of COPESUL
COPESUL International Trading Inc.		Bahamas	100.00	100.00

(i)	Company merged on March 31, 2004 (Note 1(c)).
(ii)	In 2003, on a consolidated basis, the total participation in the capital of ODEQUI, including the participation held by the subsidiary OVERSEAS, is 100%.
(iii)	Liquidated in the first six-month period of 2004.
(iv)	Increase in participation due to the exchange of shares with minority shareholders of Polialden (Note 1(c)).
(v)	With the merger of Trikem, the participation in the capital of Tegal is 90.79%.
(vi)	Company merged on January 15, 2004 (Note 1(c)).
(vii)	Direct subsidiary, as from the merger of Trikem.
(viii)	Investments were proportionally consolidated, as prescribed in CVM Instruction 247/96.
(ix)

With the merger of Trikem, the participation in the capital of CETREL is 40.56%. On a consolidated basis, the total participation in the capital of CETREL, including the participation held by the subsidiary Polialden, is 41.01%.

(x)	On a consolidated basis, the total participation in the capital of COPESUL, including the participation held by the subsidiary Odequi, is 29.46%.
(xi)	Company merged by the subsidiary Odequi on November 1, 2004.
(xii)	Investment sold to Braskem, through the spin-off of Odequi (Note 1(c)).
(xiii)	Company merged on May 31, 2004 by the subsidiary Odequi.

In the consolidated financial statements, the intercompany investments and the equity in the results, as well as the intercompany assets, liabilities, income, expenses and unrealized gains arising from transactions between consolidated companies, were eliminated.

Minority interest in the equity and in the results of subsidiaries has been segregated in the consolidated balance sheet and statement of operations, respectively. Minority interest corresponds to the respective participations in CINAL, CPP, Polialden, Tegal, MONÔMEROS and Trikem (MONÔMEROS and Trikem only for the net income (loss) for the year ended December 2003).

Goodwill not eliminated on consolidation was reclassified to a specific account in permanent assets, in accordance with CVM Instruction 247/96. Negative goodwill is reclassified to "Deferred income ".

For a better presentation of the consolidated financial statements, the cross-holding between the subsidiary Copene Participações and the Company, which arose from the corporate restructuring, was reclassified to treasury stock. The subsidiary Copene Participações holds 145,082,980 common shares and 72,541,484 Class A preference shares, representing 0.24% of the Company’s total capital.

The reconciliation between the parent company and consolidated shareholders’ equity and the net income (loss) for the year is as follows:

	Shareholders’ equity		Net income (loss) for the year

	2004	2003	2004	2003

Parent company	4,235,030	2,158,319	692,679	211,011
Cross-holding classified as treasury stock	(13,110)	(13,110)
Exclusion of the profit in subsidiaries’ inventories	(5,946)		(5,946)
Exclusion of the gain on sale of investment
between related parties	(38,476)	(38,476)
Reversal of goodwill amortization relating to
sale of investment between related parties	9,964	5,841	4,124	4,124

Consolidated	4,187,462	2,112,574	690,857	215,135

Information about the balance sheets and statements of operations of the jointly-controlled entities, which are proportionally consolidated under the terms of CVM Instruction 247/96, is summarized below:

		Copesul	CETREL (*)		CODEVERDE (*) (**)			Politeno(*)

	2004	2003	2004	2003	2004	2003	2004	2003
Assets
Current assets	753,989	1,386,448	27,760	27,145	182	89	303,379	289,081
Long-term receivables	294,830	445,298	12,937	8,704	74	55	144,394	55,978
Permanent assets	1,158,752	1,230,244	108,287	107,171	42,606	41,689	191,303	187,334

Total assets	2,207,571	3,061,990	148,984	143,020	42,862	41,833	639,076	532,393

Liabilities and shareholders’ equity
Current liabilities	745,668	1,052,160	26,402	20,054	61	43	155,886	87,271
Long-term liabilities	307,102	950,132	65,982	57,705	991	718	32,695	15,403
Shareholders’ equity	1,154,801	1,059,698	56,600	65,261	41,810	41,072	450,495	429,719

Total liabilities and shareholders’ equity	2,207,571	3,061,990	148,984	143,020	42,862	41,833	639,076	532,393

Statement of operations
Net sales revenues	5,374,145	4,177,923	81,769	69,373			1,119,386	943,856
Cost of sales and services	(4,417,605)	(3,773,137)	(64,099)	(56,937)			(865,385)	(748,951)

Gross profit	956,540	404,786	17,670	12,436			254,001	194,905

Operating income (expenses), net	(155,349)	(208,513)	(25,279)	(19,029)			(112,891)	(87,472)
Non-operating income (expenses), net	(805)	(908)	(1,054)	113			(11)	80

Income (loss) before social contribution
and income tax	800,386	195,365	(8,663)	(6,480)			141,099	107,513
Social contribution and income tax	(241,969)	(45,508)					(44,606)	(40,295)

Net income (loss) for the year	558,417	149,857	(8,663)	(6,480)			96,493	67,218

(*)	Financial statements with the elimination of revaluation reserve
(**)	Pre-operating stage

4 Marketable Securities

	Parent company		Consolidated

	2004	2003	2004	2003

Current assets
Bank Certificates of Deposit (CDB)		45,546		45,546
Securitization reserve				60,027
Subordinated quotas of investment fund			4,664
Investment funds and others		112	15,802	404,203

		45,658	20,466	509,776

Long-term receivables
Shares of associated company held for sale	22,138	19,562	22,138	19,562
Debentures with participation in profits	7,201	10,421	7,201	10,421
Subordinated quotas of investment fund	27,867		30,977
Securitization reserve			24,955
FINOR and others	4,216	4,216	4,558	4,248

	61,422	34,199	89,829	34,231

Total	61,422	79,857	110,295	544,007

The shares of an associated company held for sale refer to the book value of 20% of the capital of Borealis Brasil S.A. ("Borealis").

5 Trade Accounts Receivable

	Parent company		Consolidated

	2004	2003	2004	2003

Customers
Domestic market	890,711	722,481	1,004,466	996,577
Foreign market	439,722	309,881	516,015	418,258
Advances on foreign deliveries	(64)	(56,752)	(75,723)	(65,906)
Allowance for doubtful accounts	(46,201)	(54,666)	(54,688)	(105,705)

	1,284,168	920,944	1,390,070	1,243,224
Long-term receivables	(18,247)	(24,745)	(23,146)	(27,038)

Current assets	1,265,921	896,199	1,366,924	1,216,186

The Company has been adopting an additional policy of realizing domestic trade accounts, consisting of the sale of its receivables to a credit rights investment fund which pays the Company earlier than the normal maturity of these customer receivables.

During 2004, management wrote-off uncollectible receivables supported by a provision, in the amount of R$ 95,358 (consolidated R$ 102,383).

The changes in the allowance for doubtful accounts are as follows:

	Parent company		Consolidated

	2004	2003	2004	2003

At the beginning of the year	54,666	774	105,705	158,934
Additions classified as selling expenses	47,393	7,551	52,410	17,143
Addition through merger of subsidiaries	39,896	75,968
Reversal of provision		(29,445)	(387)	(69,392)
Write-off of uncollectible receivables	(95,358)		(102,383)
Foreign exchange variation	(396)	(182)	(657)	(980)

At the end of the year	46,201	54,666	54,688	105,705

Advances for purchase of credit rights

On June 6, 2002, the merged companies OPP Química and Trikem, obtained funds from Multichem Trust S.A. ("Multichem"), in the amount of R$ 175,000, defined in an assignment contract as an advance for assignment of credit rights arising from future sales to Borealis and Monsanto Nordeste S.A., and recorded as "Advances for purchase of credit rights". Amortization of this transaction began in the first quarter of 2003 and, at December 31, 2003, the balance was R$ 80,514 and in the consolidated - R$ 113,400, which was converted into debentures of the 11th issue in January 2004.

6 Inventories

	Parent company		Consolidated

	2004	2003	2004	2003

Finished goods	653,684	287,516	769,828	475,810
Work in process	43,788	57,572	47,883	58,594
Raw materials, production inputs and packaging	310,264	150,163	415,640	224,406
Warehouse (*)	243,096	129,427	276,702	224,472
Advances to suppliers	51,799	101,437	70,961	170,422
Imports in transit and others	4,595	32,539	5,445	33,527

Total	1,307,226	758,654	1,586,459	1,187,231
Long-term receivables (*)	(47,669)	(62,513)	(50,369)	(115,603)

Current assets	1,259,557	696,141	1,536,090	1,071,628

(*)	Based on its turnover, part of the maintenance materials inventory was reclassified as long-term.

Advances to suppliers and expenditures for imports in transit mainly relate to the acquisition of petrochemical naphtha, which is the main raw material of the Company.

7 Judicial and Compulsory Deposits - Long-term Receivables

	Parent company		Consolidated

	2004	2003	2004	2003

Judicial deposits
PIS/COFINS (Note 15 (iii))	78,302	78,302	96,461	93,964
Education contribution and INSS	23,030	17,677	29,255	21,569
Work accident insurance	14,080	14,080	14,080	14,080
Labor claims	10,335	6,881	11,296	15,608
Dividends	8,074		13,771	8,074
Other	10,943	5,742	17,947	19,030

Compulsory deposits
Eletrobrás	15,825	15,036	15,825	19,015

Total	160,589	137,718	198,635	191,340

8 Related Parties

(a) Parent company

	Balances
	Current assets		Long-term receivables	Current liabilities		Long-term liabilities					Transactions
	Trade accounts receivable	Related parties	Related parties	Suppliers	Related parties	Suppliers	Related parties	Product sales	Raw materials, services and utilities purchases	Financial income	Financial expenses

Subsidiaries
CINAL				21,746					48,312
CPC Cayman	17,041		48,926					56,486		4,780
CPN Distribuidora							981
CPN Inc,	142,128		556,386	209,006				904,290	495,560	43,785
CPP (i)			3,799
Lantana	101		97,150					137,969		3,206
MONÔMEROS								11,912
Odequi (ii)					1,095,808		342,289
OMML										363
OPE Investimentos									406,449
Overseas					51,996
Poliaden America	3,694							6,864
Polialden	16,237						327,131	390,320	14,204		60,552
Tegal (i)			2,420				980			49
TRK										413

Jointly-controlled entities
CETREL (i)	109		2,418	1,648				1,183	21,241
CODEVERDE (i)			386
Copesul	455			598,078				2,221	2,348,987		7,675
Politeno	19,943							942,361

Associated companies
Borealis	6,621							141,277
Petroflex Indústria e Comércio S.A. ("Petroflex")	40,621							392,721

Related parties
Petróleo Brasileiro S.A. ("Petrobras")			31,465	335,992		35,013			3,665,588	3,427
Petrobras Distribuidora S.A.				4,624		30,714			158,769
Other			2,815

At December 31, 2004	246,950		745,765	1,171,094	1,147,804	65,727	671,381	2,987,604	7,159,110	56,023	68,227

At December 31, 2003	146,563	21,652	945,081	609,752	698,538	58,437	1,762,396	2,383,418	4,877,835	104,533	354,012

(i)	The amounts recorded as "Related parties", in long-term receivables, correspond to advances for future capital increase.
(ii)	The balance payable to ODEQUI, in the amount of R$ 1,095,808, will be settled by June 2005 in accordance with the schedule agreed on by the parties.

(b) Consolidated

							Balances
			Long-term
	Current assets		receivables	Current liabilities		Long-term liabilities
	Trade
	accounts	Related	Related		Related		Related
	receivable	parties	parties	Suppliers	parties	Suppliers	parties

Jointly-controlled entities
CETREL	64			972
Copesul	321			9.790			102,870
Politeno	13,186

Associated companies
Borealis	6,621
Petroflex	40,621

Related parties
Ipiranga Petroquímica S.A. (related
party of Copesul)	4,094			440
Nitroclor Produtos Químicos S.A.
(related party of CETREL)	1,695						1,591
Monsanto Nordeste S.A. (related party of CETREL)	278	599	544				1,947
Pronor (related party of CETREL)	258						3,236
Petrobras	53		31,465	336,003		35,013
Petrobras Distribuidora S.A.	112			4,629		30,714
Other			2,816				6,090

At December 31, 2004	67,303	599	34,825	351,834		65,727	115,734

At December 31, 2003	42,104		62,716	246,586	217	58,437	177,578

Consolidated (continued)

				Transactions
	Product sales	Raw materials, services and utilities purchases	Financial income	Financial expenses
Jointly-controlled entities
CETREL	698	12,529
Copesul	1,567	1,659,702		42,545
Politeno	623,094

Associated companies
Borealis	141,277
Petroflex	390,802

Related parties
Refinaria Alberto Pasqualini - REFAP S.A		114,335
(related party of Copesul)
Ipiranga Petroquímica S.A. (related party of
Copesul)	504,791	28,194	2,007
Nitroclor Produtos Químicos S.A. (related party of
CETREL)	767
Monsanto Nordeste S.A. (related party of CETREL)	2,491
Pronor (related party of CETREL)	1,646
Petrobras		4,190,180
Petrobras Distribuidora S.A.	4,046	164,497
Other			1,856

At December 31, 2004	1,671,179	6,169,437	3,863	42,545

At December 31, 2003	473,243	3,719,412	10,407	231

"Trade accounts receivable" and "Suppliers" include the balances resulting from transactions with related parties, arising mainly from the following sales and purchases of goods and services:

Sales of Braskem:

Company	Products/inputs

CPN Inc.	Basic petrochemicals
Polialden	Ethylene and utilities
Politeno	Ethylene and utilities

Purchases of Braskem:

Company	Products/inputs

Copesul	Ethylene, propane and utilities
CPN Inc.	Naphtha
OPE Investimentos	Naphtha
Petrobras	Naphtha
Petrobras Distribuidora	Fuel
Tegal	Storage of gases

Transactions with related parties are carried out at prices and on terms equivalent to the average practiced with third parties, considering the following:

  The price of ethylene results from a process that shares the margin with the second generation companies of the petrochemical sector. This process consists of allocating the gross margin in proportion to the return on investments. The prices practiced for the other products are established based on various market factors, including international ones.

  The price of naphtha supplied by Petrobras is negotiated with the Company and the petrochemical companies using as a reference the price practiced in the European market. The Company is also importing naphtha at a volume equivalent to 38% of its consumption in 2004 (30% in 2003). The price reference is the European market.

The related parties balance includes current account balances, as follows:

		Parent company
Participating companies	Annual financial charges	2004	2003

Subsidiaries
Long-term receivables
CPN Inc.	US$ exchange variation + interest of 8.30%	556,386	482,015
Lantana	2004 - US$ exchange variation + interest of 3.80%	97,150	84,400
	2003 - US$ exchange variation + interest from 3.80% to 4.35%
Tegal	100% CDI		671
Cayman	US$ exchange variation + interest of 10.05%	48,926

Long-term liabilities
CPN Distribuidora	Free of charges	981	986
MONÔMEROS	Free of charges		74,347
OPE Investimentos	Free of charges		78,817
Polialden	2004 - 100% CDI	327,131	378,221
	2003 - 100% CDI + interest of 0.65% (weighted average)
Trikem	100% CDI + interest of 0.63% (weighted average)		809,688
Odequi	Free of charges	342,289
Tegal	100% CDI	980

The current accounts are used by the Company and its direct and indirect subsidiaries to centralize available cash in a central pool for settlement of their obligations. Financial charges on remittances and balances of the pool of funds are agreed upon by the account holders, considering the costs of funds charged to the individual participants by financial institutions, so that such charges are paid/transferred to the Company.

9 Taxes Recoverable

	Parent company		Consolidated

	2004	2003	2004	2003

Excise Tax (IPI) recoverable (normal operations)	45,742	49,427	47,802	68,197
Zero - Rated IPI (i)	39	480,933	39	480,933
Value-added Tax on Sales and Services (ICMS)	340,154	160,412	438,063	213,413
Social Integration Program (PIS) - Decree Laws	50,634	30,455	50,634	52,681
Income tax and social contribution	26,037	36,676	77,779	108,776
Income tax on net income	53,725	51,866	67,971	66,952
Finsocial	14,221		14,221	14,221
Other	27,116	14,702	41,593	31,401

	557,668	824,471	738,102	1,036,574

Current assets	(381,774)	(279,786)	(481,990)	(395,931)

Long-term receivables	175,894	544,685	256,112	640,643

(i) Zero-rated IPI

In July 2000, the merged company OPP Química filed a legal action to sustain the full application of the non-cumulative principle of the Excise Tax (IPI), requesting the right to a tax credit on the purchase of raw materials and input materials that are exempt from IPI, subject or not to a zero rate in relation to the operations of the establishments located in the State of Rio Grande do Sul.

On December 19, 2002, the Federal Supreme Court (STF), based on its previous plenary decisions about the subject, judged an Extraordinary Appeal lodged by the National Treasury and fully confirmed the decision of the Regional Federal Court (TRF) of the 4th. Region, which recognized that OPP Química has the right to a credit of IPI on these purchases, covering the ten years prior to the filing of the suit, including the related monetary restatement and SELIC rate for the period up to the date of the actual use of the credits.

The STF decision is subject to appeal requesting by the National Treasury and is still pending judgment by the Second Panel of the STF. The action no longer questions the right to the IPI credit but alleges imprecision in the decision regarding exempt inputs and raw materials, the restatement of the credit and the rate to be used for credit calculation purposes.

However, according to the opinion of its legal advisors, all these aspects have already been defined in the STF and TRF decisions favorable to OPP Química, or even in the plenary decisions of the STF. For this reason, the appeal does not represent any possibility of changes in OPP Química's right to the credit, since the STF is appealing the matter in a similar claim, involving another taxpayer, the judgment of which is currently suspended.

In December 2002, OPP Química recognized the corresponding undue tax in the amount of R$ 1,030,125, which was offset by the Company with the IPI and other federal taxes due. The Company also has similar lawsuits regarding the purchase of exempt inputs and raw materials, subject or not to the zero rate by its branches located in the States of São Paulo, Bahia and Alagoas (Note 15(ii)).

(ii) ICMS recoverable

Braskem increased its accumulated ICMS credit during 2004, in particular in the States of Bahia and Rio Grande do Sul on account of the high export volumes in this States and also because of changes in tax legislation that limited the transfer of credits to third parties.

Company management is working on maximizing the use of this credit, as for example through the recent agreement with the State of Bahia which extends the ICMS deferral benefit to the import of petrochemical naphtha.

10 Investments

(a) Information on the parent company’s investments

	2004	2003	2004	2003	2004	2003	2004	2003

Subsidiaries
Copene Participações	8,499,997	8,499,997	100.00	100.00	(646)	23,085	22,312	22,958
CPN Distribuidora	354	354	100.00	100.00			3,542	3,542
CPN Inc.	95	95	100.00	100.00	(60,018)	(5,256)	5,591	71,413
CPP	4,666	4,666	90.71	90.71			5,144	5,144
IPL (*)	974	974	100.00	100.00			12	12
MONÔMEROS		683,393		87.24		8,810		115,833
Odequi	13,042	23,922	100.00	98.63	63,090	(2,218)	1,340,750	2,341,438
OIL	5	5	100.00	100.00	27,915	33,269	(311,783)	(369,748)
OPP Finance		50		100.00		(775)		(33,566
OQPA	153,602	153,602	100.00	100.00	(46,169)	(126,439)	218	(52,827)
Overseas (*)	1	1	100.00	100.00	(982)	(1,953)	(223,821)	(242,549)
Polialden	410,904	363,057	63.68	56.27	55,668	75,382	456,939	448,180
Proppet Overseas (*)		2		100.00		2,458
Tegal	21,938	20,384	90.79	84.36	(5,518)	(7,087)	19,118	24,637
Trikem		7,639,888		12.55		342,800		664,597
CINAL	107,638		63.03		3,739		94,395
CPC Cayman	900		100.00		1,460		208,548
Lantana	5		100.00		(139,070)		58,712

Jointly-controlled entities
CETREL	456	293	40.56	26.07	(8,663)	(6,480)	56,600	65,261
CODEVERDE	9,533	9,448	35.49	35.44			41,810	41,072
Copesul	3,555,182	3,555,182	23.67	23.67	558,417	149,857	1,154,801	1,059,698
Politeno	20,757,722	20,757,722	33.88	33.88	96,493	67,218	450,495	429,719

Associated companies
Petroflex	141,597	141,597	20.12	20.12	98,599	60,743	255,746	169,585
Rionil Compostos Vinílicos Ltda ("Rionil")	3,061		33.33		1		5,882
Sansuy Administração Participação Representação
e Serviços Ltda ("Sansuy")	271		20.00		1,696		14,453

(*)	Quantity of shares or quotas in units.

(b) Information on the direct and indirect subsidiaries’ investments

	Quantity of shares or quotas owned thousands)		Interest in capital (%)		Adjusted net income (loss) for the year			Adjusted shareholders’equity (net capital deficiency)
	2004	2003	2004	2003	2004	2003	2004	2003

Odebrecht Química
OPE Investimentos		50,169		89.41		13,374		138,537
Trikem		24,965,348		41.02		342,800		664,597

Trikem
CINAL		107,638		63.02		4,479		87,295
CPC Cayman		900		100.00		7,762		225,407
OMML		147		100.00		(1,502)		(8,935)
TRK		2		100.00		(1,527)		(9,027)

Polialden
Poliaden America (*)	60	60	100.00	100.00	818	268	2,069	1,364

(*)	Quantity of shares or quotas in units.

(c) Investment activity

								Parent company

					Subsidiaries and jointly-controlled entities

								2004
	CPC Cayman	Lantana	CINAL	Copene Participações	CPN Inc.	CETREL	MONÔMEROS	Odequi

As of January 1				22,958	71,413	24,499	101,047	2,309,801
Additions through mergers (i)	225,407		46,306			9,456
Additions through acquisition of shares		168,771					14,786	52,689
Addition/(reduction) through capital increase/
merger/spin-off							(118,863)	(1,082,648)
Constitution of goodwill (negative goodwill)								(694)
Equity in the results	1,460	(76,299)	4,475	(646)	(60,018)	(3,514)	3,030	61,354
Amortization of goodwill						(802)
Exchange variation on foreign investments	(18,319)	(33,760)			(5,804)
Other								(446)

As of December 31	208,548	58,712	50,781	22,312	5,591	29,639		1,340,056

Goodwill (negative goodwill) on investments (ii)			(8,711)			6,681		(694)

(i)	Additions through mergers arise from the corporate restructuring described in Note 1(c).

(ii)

The goodwill amounts are based on expected future profitability and amortized up to ten years, according to results projected prepared by independent experts, annually reviewed. In the consolidated financial statements, these amounts of goodwill are presented as deferred assets and negative goodwill as deferred income, in accordance with CVM Instruction 247/96.

Investment activity (continued)

							Parent company
					Subsidiaries and jointly-controlled entities
							2004	2003

	OQPA	Polialden	Copesul	Trikem	Politeno	Other	Total	Total

As of January 1		707,210	473,760	85,088	607,482	42,060	4,445,318	5,975,122
Additions through mergers (i)						1,584	282,753	533,470
Addition of asset ceeded from subsidiary				269,074			269,074	338,125
Additions due to exchange of shares		37,075					37,075	3,473
Additions through acquisition of shares							236,246	70,493
Constitution of goodwill (negative goodwill)		(28,842)		813,574			784,038	(24,179)
Addition/(reduction) through capital increase/
merger/spin-off	99,215			(356,493)		18,968	(1,439,821)	(2,250,344)
Write-off due to sale of investment								(90,569)
Transfer of goodwill/negative goodwill on merger (ii)				(801,195)			(801,195)	34,844
Dividends		(47,230)	(107,988)		(37,077)		(192,295)	(69,487)
Equity in the results	2	48,966	130,499	3,538	44,116	(5,010)	151,953	78,320
Reversal of (provision for) loss on investments						(7,500)	(7,500)	37,793
Amortization of goodwill	(98,999)	(63,035)	(28,152)	(13,586)	(60,751)	(18,663)	(283,988)	(171,573)
Exchange variation on foreign investments							(57,883)	(17,092)
Other						(25)	(471)	(3,078)

As of December 31	218	654,144	468,119		553,770	31,414	3,423,304	4,445,318

Goodwill (negative goodwill) on investments (iii)		363,160	194,810		401,145	(1,500)	954,891	1,112,706

(i)	Additions through mergers arise from the corporate restructuring described in Note 1(c).
(ii)	Goodwill and negative goodwill on the merger of investments were transferred to “Property, plant and equipment” and “Deferred charges”, in accordance with CVM Instruction 319/99.
(iii)

The goodwill amounts are based on expected future profitability and amortized in up to ten years, according to results projections prepared by independent experts, annually reviewed. In the consolidated financial statements, these goodwill amounts are presented as deferred assets and negative goodwill as deferred income, in accordance with CVM Instruction 247/96.

	Parent company

	Associated company

	2004				2003

	Petroflex	Rionil	Sansuy	Total	Total

As of January 1	33,505			33,505	21,771
Addition through merger (i)		1,960	2,227	4,187
Equity in results	17,335		664	17,999	12,836
Dividends					(713)
Amortization of goodwill					(389)

As of December 31	50,840	1,960	2,891	55,691	33,505

Provision for loss on investments

	Parent company

	Provision for loss on investments - long-term liabilities

	2004						2003

	OIL	OQPA	OPP Finance	Overseas	Other	Total	Total

At the beginning of the year	369,748	52,827	33,566	242,550		698,691	790,104
Addition through merger (i)					17,963	17,963	40,101
Increase (reversal) of the provision
Capital increase					(18,663)	(18,663)
Liquidation of companies			(34,211)			(34,211)	(4,284)
From results for the year	(27,915)	(52,827)		982	700	(79,060)	24,060
Exchange variation on shareholders’ equity	(30,050)		645	(19,711)		(49,116)	(151,290)

As of December 31	311,783			223,821		535,604	698,691

(i)	Additions through merger arise from the corporate restructuring described in Note 1(c).

Investment activity (continued)

	Consolidated

	Associated companies

	2004	2003

	Total	Total

As of January 1	37,695	27,432
Equity in results	17,999	12,640
Dividends		(713)
Write-off due to liquidation	(14)
Loss due to changes in evaluation criteria		(1,275)
Amortization of (goodwill)/negative goodwill	11	(389)

As of December 31	55,691	37,695

(d) Information on the main investees with operating activities

Copesul

COPESUL is engaged in the manufacture, sale, import and export of chemical, petrochemical and fuel products and the production and supply of utilities, as well as providing various services used by the companies in the Triunfo Petrochemical Complex in the State of Rio Grande do Sul and management of logistic services related to its waterway and terrestrial terminals. Goodwill on this investment, based on future profitability, will be amortized up to August 2011.

Polialden

Polialden is engaged in the manufacture, processing, sale, import and export and any other activities related to the production or sale of high-density polyethylene and other chemical and petrochemical products. The main raw material for all of its products is ethylene, which is supplied by Braskem. Polialden operates an industrial plant in Camaçari - Bahia. Goodwill on this investment, based on future profitability, will be amortized up to August 2011.

Politeno

Politeno is engaged in the manufacture, processing, direct or indirect sale, consignment, export, import and transportation of polyethylene and by-products, as well as the participation in other companies. The main raw material for all of its products is ethylene, which is supplied by Braskem. Politeno operates an industrial plant in Camaçari - Bahia. Goodwill on this investment, based on future profitability, will be amortized up to August 2011.

The external auditors of Politeno issued an opinion on its financial statements at December 31, 2004, with an emphasis paragraph showing the uncertainties in relation to the recovery of ICMS recoverable, in the amount of R$ 115,273. According to the opinion, management is discussing with the Finance Secretariat of the State of Bahia the adoption of measures in order to provide choices for the recovery of the mentioned credit.

CETREL

The activities of CETREL are to (1) supervise, coordinate, operate and monitor environmental protection systems; (2) carry out research in the environmental control area and in the recycling of waste and other materials recoverable from industrial and urban emissions; (3) monitor the levels of environmental pollution of air quality, water resources and other vital elements; (4) perform environmental diagnostics; (5) prepare and implement projects of environmental engineering solutions; (6) develop and install environmental management systems and those relating to quality, laboratory analyses, training, environmental education and also (7) specification, monitoring and intermediation in the acquisition of materials of environmental protection systems. Goodwill on this investment, based on future profitability, will be amortized up to July 2013.

CINAL

CINAL is engaged in the implementation of the Basic Industrial Nucleus of the Alagoas Chlorinechemical Complex and the production and sale of goods and several services, such as steam, industrial water, industrial waste treatment and incineration of organochlorine waste for the companies located in the mentioned Industrial Nucleus, as shareholders and users.

Tegal

Tegal is engaged in rendering services, for its own account or third parties, of storage and transportation of liquid gases to companies located at the Camaçari Petrochemical Complex.

11 Property, Plant and Equipment

			Parent Company				Consolidated
			2004	2003			2004	2003	Annual
	Cost	Accumulated depreciation	Net	Net	Cost	Accumulated depreciation	Net	Net	depreciation rates (%)

Land	21,264		21,264	7,933	46,525		46,525	55,685
Buildings and improvements	817,117	(342,349)	474,768	221,401	941,679	(396,811)	544,868	440,214	2 to 10
Machinery, equipment and
installations	6,017,565	(2,219,555)	3,798,010	2,992,335	7,417,828	(3,203,303)	4,214,525	4,396,220	3.33 to 20
Mines and wells	26,004	(21,364)	4,640		26,016	(21,376)	4,640	1,316	4 to 10
Furniture and fixtures	35,170	(30,441)	4,729	2,005	39,396	(33,843)	5,553	7,002	10
Information technology	49,125	(39,952)	9,173	4,396	56,394	(45,068)	11,326	9,855	20
Construction in progress	499,895		499,895	272,382	554,713		554,713	405,376
Other	21,185	(10,129)	11,056	31,985	30,981	(15,958)	15,023	37,156	Up to 20

	7,487,325	(2,663,790)	4,823,535	3,532,437	9,113,532	(3,716,359)	5,397,173	5,352,824

Construction in progress relates principally to projects for operating improvements to increase the useful life of the industrial units, as well as programs in the areas of health, technology and security.

At December 31, 2004, property, plant and equipment includes the appreciation, as goodwill, of the assets arising from merged companies (Note 1(c)), transferred in conformity with CVM Instruction 319/99, in the amount of R$ 937,236 (2003 - R$ 717,499).

12 Deferred Charges

	Parent company		Consolidated

	2004	2003	2004	2003

Costs
Pre-operating expenses	216,417	219,462	244,576	289,358
Rights to manufacturing processes	53,313	50,575	56,995	53,730
Organization and implementation expenses	227,163	123,575	317,436	239,909
Expenditures for structured operations	314,748	198,968	436,045	314,245
Goodwill on merged/consolidated
investments	1,709,297	1,228,969	2,409,507	2,538,129
Expenditures for programmed stoppages	494,038	264,611	500,472	342,649
Research and development	64,596	51,928	91,204	86,165
Catalysts and other	103,382	57,054	104,333	57,133

	3,182,954	2,195,142	4,160,568	3,921,318
Accumulated amortization	(973,425)	(571,174)	(1,055,502)	(745,825)

	2,209,529	1,623,968	3,105,066	3,175,493

The goodwill on merged/consolidated investments is based on the future profitability and is being amortized in up to ten years, according to the appraisal reports issued by independent experts. The recording of this goodwill in deferred charges is in conformity with CVM Instructions 319/99 and 247/96.

At programmed dates, which vary from one to six years, the Company and its subsidiaries stop production, totally or partially, to carry out inspection and maintenance. The costs associated with each stoppage are deferred and amortized to cost of production up to the beginning of the next corresponding stoppage.

13 Loans and Financing

			Parent company		Consolidated

		Annual financial charges	2004	2003	2004	2003

Foreign currency

Foreign notes payable (Eurobonds)		Note 13 (a)	1,057,657	1,104,619	700,525	1,636,898

Advances on exports contracts	2004	Fx US$ + interest of 2.30% to 6.00%	300,434	269,542	351,877	458,522
	2003	Fx US$ + interest of 6.25% to 12.30%

Export prepayment		Note 13 (b)	1,129,647	1,294,275	910,938	1,182,494

Medium-term Notes		Note 13 (c)	1,581,448	1,369,159	1,581,448	1,369,159

Raw material financing	2004	Fx US$ + interest of 0.53% to 7.65% above LIBOR	219,825	3,811	467,129	4,757
	2003	Fx US$ + interest of 2.00% above LIBOR

	2004	Fx US$ and YEN + fixed interest of 6.90%		3,496	4,392	238,515
	2003	Fx US$ and YEN + fixed interest of 4.75% to 8.26%

Permanent assets financing	2004	Fx US$ + interest of 3.88% above LIBOR	29,868	43,344	29,868	276,344
	2003	Fx US$ + interest of 0.50% a 3.88% above LIBOR

	2004	Fx US$ + fixed interest of 4.75% to 13.64%	27,932	45,247	28,913	45,247
	2003	Fx US$ + fixed interest of 6.49% to 7.14%

Working capital	2004	Fx US$ + interest of 5.00% a 7.50%			102,776	8,025
	2003	Fx US$ + interest of 3.55% a 13.64%

			Parent company		Consolidated

		Annual financial charges	2004	2003	2004	2003

Local currency

Working capital	2004	Interest of 0.30% to 11.00% + fixed restatement (IGPM. TJLP and CDI)	17,189	269,993	34,089	332,541
	2003	Interest of 2.42% to 14.03% + fixed restatement (SELIC and CDI)

	2004	Fx US$ + interest of 4.50%	10,944	142,604	10,944	148,781
	2003	Fx US$ + interest of 7.00% to 13.00%

	2003	Fixed interest of 30.61% to 41.42%		63,171		74,678

FINAME		Fixed interest of 3.00% to 11.00% + fixed restatement (TJLP)	929	1,710	17,146	32,006

BNDES		Fixed interest of 2.50% to 12.60% + fixed restatement (TJLP and UMBNDES) (i)	166,492	276,288	171,225	280,095

BNB		Fixed interest of 11.81%	31,538		31,538

Acquisition of shares		Fixed interest of 4.00% to 4.50% + fixed restatement (TJLP and IGPM)	176,277	253,040	176,277	253,040

Vendor					168,636	32,711

Others		Fixed interest between 14.00% and 21% + payment bonus of 15.00% or 112.00% of CDI		511	39,079	618

			4,750,180	5,140,810	4,826,800	6,374,431

Less: Current liabilities			(1,435,094)	(2,474,482)	(1,775,618)	(2,759,167)

Long-term liabilities			3,315,086	2,666,328	3,051,182	3,615,264

(i) UMBNDES = BNDES monetary unit.

(a) Foreign notes payable (Eurobonds)

In October 1996, OPP Petroquímica (merged into OPP Química in December 2002) issued Eurobonds amounting to US$ 100,000 thousand, falling due in October 2004 and with annual interest of 11%, paid semiannually.

In June 1997, the Company issued Eurobonds amounting to US$ 150,000 thousand falling due in June 2007, and with annual interest of 9%, paid semiannually in June and December of each year.

In July 1997, the merged company Trikem issued Eurobonds in the amount of US$ 250,000 thousand, falling due in July 2007 and with annual interest of 10.625%, paid semiannually in January and July of each year. These notes grant exclusively to Trikem the right to repurchase the Eurobonds on July 24 of each year as from July 2002.

(b) Prepayment of exports

The consolidated balance of prepayment of exports includes the balance of an advance of US$ 100,000 thousand made by a foreign customer of Trikem in August 1997 with a limit for shipment of up to June 2004. This advance bears annual interest of 12% and the balance at December 31, 2003 is US$ 47,210 thousand (R$ 136,395).

On December 28, 2001, the Company obtained funds in the amount of US$ 250,000 thousand as prepayment of exports. This loan was placed in two tranches. The first tranche, in the amount of US$ 80,000 thousand, has a settlement term up to December 2004 and is subject to interest of 4.25% per annum plus 3 month LIBOR, payable on a quarterly basis and was fully amortized upon maturity. The second tranche, in the amount of US$ 170,000 thousand, has a settlement term up to December 2006 and is subject to interest of 5.25% per annum plus 3 month LIBOR, payable on a quarterly basis. The debt balance in 2003 is US$ 223,076 thousand - R$ 644,510.

In December 2002, the merged company OPP Química received an advance from a foreign customer, in the amount of US$ 97,200 thousand, with annual interest of 3.75%, plus semiannual LIBOR, in addition to the exchange variation. In November 2004, the Company renegotiated the charges, reducing the spread to 1.25% per annum (p.a.). This contract will be liquidated through shipments made up to June 2006. The balance due at December 31, 2004 is US$ 47,018 thousand - R$ 124,805 (2003 - US$ 96,683 thousand - R$ 279,336).

In June 2004, the Company obtained funds in the amount of US$ 200,000 thousand as prepayment of exports divided in two tranches. The first tranche, in the amount of US$ 145,000 thousand, has a settlement term up to December 2007 and is subject to interest of 3.5% per annum plus 6 month LIBOR, payable semiannually. The second tranche, in the amount of US$ 55,000 thousand, has a settlement term up to June 2009 and is subject to interest of 4.5% per annum plus 6 month LIBOR, payable semiannually. The balance due, at December 31, 2004, is US$ 200,643 thousand - R$ 532,588.

In August 2004, the Company obtained funds in the amount of US$ 50,000 thousand as prepayment of exports. In addition to the foreign exchange variation, bears annual interest of 3% plus 6 month LIBOR up to January 2005 and 3 month LIBOR as from that date up to the final maturity, in October 2006. This contract will be amortized with exports between July 2004 and October 2006. The balance of this operation, on December 31, 2004, is US$ 51,009 thousand - R$ 135,397.

The Company has also other prepayments of export operations in the amount of US$ 126,905 thousand - R$ 336,857 (consolidated - US$ 45,154 thousand - R$ 119,856) on December 31, 2004. In 2003, the balance of these transactions was US$ 128,210 thousand - R$ 370,429 (consolidated - US$ 42,300 thousand - R$ 122,253), which will be settled at various dates through February 2006. In addition to foreign exchange variation, the Company is subject to annual interest from 0.30% to 4.63% above LIBOR.

(c) Medium-term Notes ("MTN") Program

In July 2003 Braskem initiated a MTN Program of US$ 500,000 thousand. On December 16, 2003, the Company’s Board of Directors authorized an increase in the total of the program to US$ 1 billion and an extension in term from five to ten years.

MTN issues and the balance at December 31 are shown below:

				US$ thousand		R$

Issues	Interest	Maturity	2004	2003	2004	2003

1st Tranche	10.50%	7/16/2004	121,000	121,000		349,593
2nd Tranche	9.25%	10/23/2005	65,000	65,000	172,536	187,798
3rd Tranche	12.50%	10/31 and 11/26/2008	275,000	275,000	729,960	794,530
4th Tranche	11.75%	1/22/2014	250,000		663,600

			711,000	461,000	1,566,096	1,331,921

		Interest accrued			15,352	37,238

		Balance at December 31			1,581,448	1,369,159

(d) FINAME, BNDES and BNB

These loans relate to various operations for the increase in production capacity, environmental programs, operating control centers, laboratory and waste treatment stations. Principal and charges are payable monthly up to June 2016.

(e) Acquisition of shares

This loan refers to the acquisition from BNDESPAR of one billion shares of Copene Participações, made in September 2001, by the merged company Nova Camaçari. The loan principal is payable in full in August 2006. The principal bears interest of 4% p.a. and TJLP, due annually as from August 2002. In December 2004, the balance of this loan is R$ 176,277 (2003 - R$ 177,300).

In September 1992 the subsidiary Odequi acquired shares from PPH Cia. Industrial de Polipropileno and Poliolefinas S/A, which were companies that formed the merged OPP Química. This acquisition was financed by the Banco do Brasil for 12.5 years and the loan is restated by the change in the IGP-M index plus interest of 4.5% p.a. In January 2004, the balance of this loan was converted into debentures of the 11th issue (Note 14(c)). The balance, at December 31, 2003, was R$ 75,740.

Long-term loans mature in the followings years:

	Parent company		Consolidated

	2004	2003	2004	2003

2005		888,695		1,042,737
2006	563,929	486,254	620,006	503,359
2007	1,269,314	496,849	946,594	1,237,584
2008	770,436	794,530	772,464	831,584
2009 onwards	711,407		712,118

	3,315,086	2,666,328	3,051,182	3,615,264

In the case of short-term loans, the Company and its subsidiaries have given security such as trade bills receivable and promissory notes.

Long-term loans are secured by liens on fixed assets, shares, guarantees of the shareholders and bank guarantees. Certain long-term operations are guaranteed by surety bonds and mortgages of the Company's industrial plants.

14 Debentures

(a) 10th public issue

On October 1, 2001, the Company carried out the issue and sale of two series of the 10th issue of non-convertible debentures, being 4,108 of the 1st series and 2,142 of the 2nd series, totaling R$ 625,000.

In January 2004, the Company redeemed 2,289 debentures of the 1st series and 945 debentures of the 2nd series, the rest of both series was redeemed on September 30, 2004. All of these debentures were cancelled.

(b) 1st private issue

On May 31, 2002, the merged company OPP Produtos Petroquímicos S.A. ("OPP PP") issued 59,185 debentures convertible into class "A" preferred shares of the Company at any time, at the option of the debentureholders. These debentures have the following characteristics:

Single series

Unit face value:	R$ 10.00
Final maturity date:	July 31, 2007
Remunerations:	TJLP variation, plus interest of 5% p.a.

These debentures are subordinated, and the payment of the principal and interest will only occur on their final maturity date. There is no partial or total redemption clause allowing payments before this date.

(c) 11th public issue

The Extraordinary Shareholders Meeting held on November 19, 2003 approved the 11th public issue of debentures, not convertible into shares. On December 1, a single series of 12,000 thousand debentures was issued in the total amount of R$ 1.2 billion, with subscriptions on January 16 and February 2, 2004. Their characteristics are as follows:

Single series

Unit face value:	R$ 100.00
Final maturity date:	December 1, 2007
Payment of the face value:	36 monthly installments, equal and successive, as from January 1, 2005
Remuneration:	CDI + interest of 4.5% p.a.
Payment of the remuneration:	1st of each month, as from January 2004

As a guarantee of these debentures, the Company set up a pledge over certain long-term supply contracts.

On November 3, 2004, the Company redeemed in advance all debentures of this issue, as permitted by Clause 5.19 of the Deed of Issue. After redemption, debentures were cancelled.

(d) 12th public issue

The Extraordinary Shareholders Meeting held on June 15, 2004 approved the issue of 3,000 debentures, non-convertible into shares, totaling R$ 300,000. The debentures were subscribed and paid-up on September 29, 2004, and have the following characteristics:

Single series

Unit face value:	R$ 100.00
Final maturity date:	June 1, 2009
Payment of the face value:	Single installment on the final maturity date
Remuneration:	117% of CDI
Payment of the remuneration:	Semiannually, as from December 1, 2004

To guarantee the compliance with the obligations of these debentures, the Company set up a pledge on pre-indexed credit rights.

(e) A summary of the debentures is as follows:

	Parent company		Consolidated

	2004	2003	2004	2003

As of January 1	1,492,000	1,361,187	1,492,000	1,222,273
Financial charges	444,132	282,075	444,132	280,725
Issue	1,500,000		1,500,000	140,264
Amortization	(2,263,293)	(151,262)	(2,263,293)	(151,262)

At the end of the year	1,172,839	1,492,000	1,172,839	1,492,000

Less: current liabilities	(4,969)	(19,196)	(4,969)	(19,196)

Long-term liabilities	1,167,870	1,472,804	1,167,870	1,472,804

15 Taxes and Contributions Payable - Long-term Liabilities

		Parent company		Consolidated

		2004	2003	2004	2003

IPI credits offset
IPI – export credit	(i)	462,832	151,927	462,832	413,079
IPI - zero rate	(ii)	272,143	53,603	406,880	307,002
IPI - consumable materials and property, plant and equipment		34,418	28,104	34,791	31,884

Other taxes and contributions payable
PIS /COFINS - Law 9718/98	(iii)	290,533	233,707	320,620	284,947
Education contribution, SAT and INSS		28,816	23,616	31,242	26,541
REFIS	(iv)	3,236	9,186	3,236	9,186
PAES-Law 10684	(v)	49,706		49,706	56,260
Others		1,563	12	22,816	20,239

		1,143,247	500,155	1,332,123	1,149,138

The Company and its subsidiaries have brought legal actions challenging certain alterations in the tax law and defending, amongst other things, the right to Excise Tax (IPI) credits on the purchase of raw materials and the export of products. With regard to the contingent IPI credits, which had been offset against various federal taxes payable, the Company and its subsidiaries recorded liabilities to eliminate the contingent gain and accrued interest on these liabilities based on SELIC. The Company and its subsidiaries did not record tax credits that may be considered as contingent assets pending realization. Even though this refers to one of the matters brought to courts, the undue tax payment mentioned in Note 9(i) was recorded because it was a credit effectively realized to the benefit of the Company.

(i) IPI - Export Credit

This refers to a legal process proposed by the Company and its merged companies OPP Química and Trikem and its subsidiary Polialden, requesting the legal recognition of the IPI credit, introduced by Decree-Law 491/69, as an incentive to exports of manufactured products.

The Company and the merged company Nitrocarbono filed for a writ of security that discusses the right to the IPI credit, in September 2003. The decision was favorable, guaranteeing that the credit for the past 5 (five) years as from the bringing of the suit and its offset against all taxes administered by the Federal Revenue Secretariat. An appeal by the Federal Government was made and is waiting for a judgment by the TRF of the 1st Region.

The merged company OPP Química, obtained a preliminary injunction in this action, partially confirmed by a sentence, authorizing it to use the benefit calculated on the exports of the units located in Rio Grande do Sul, to offset federal taxes due. The decision was revoked by the TRF of the 4th Region, against which special and extraordinary appeals were lodged and are awaiting judgment in the Higher Court of Justice (STJ) and Supreme Court (STF), respectively.

The merged company Trikem, in the unit installed in São Paulo, filed a writ of security to request the same credit. The process is still waiting for a judgment in the Trial Court.

The merged companies OPP Química and Trikem, in the industrial units installed in Bahia, filed a civil action on the matter. The decision was unfavorable and the Company lodged an Appeal against it. The judgment of this appeal is pending a decision by the TRF of the 1st Region.

The merged company Trikem, in the units installed in Alagoas, filed a writ of security on the matter. The security was granted and the credit was assured for the 10 (ten) years before bringing the suit. The TRF of the 5th Region maintained the favorable decision, however, it limited the length of the term for use of credits to 5 (five) years. Against this decision, special and extraordinary appeals were lodged and are awaiting judgment in the Higher Court of Justice (STJ) and Supreme Court (STF), respectively.

The external legal advisors of the Company, considers that the chances of success with respect to the export credit itself and the effects of the monetary restatement (expurgations, monetary correction and SELIC rate) are probable, even with the recent adverse decisions of the matter in the STJ.

(ii) IPI - Zero rate

In addition to the legal action filed in the State of Rio Grande do Sul, with a decision of the STF in its favor (Note 9(i)), the Company and its merged companies OPP Química and Trikem have similar legal actions in the States of São Paulo, Bahia and Alagoas, to support the right to the IPI credit on the purchases of raw materials and input materials exempt, not taxed or taxed at the zero rate. The process in São Paulo in awaiting decision in the lower court. In this case, the preliminary injunction was denied and the TRF of the 3rd Region granted suspensive effects to recognize the right to that credit. The process originated in Bahia obtained a favorable decision in the TRF of the 1st Region, which was the object of a Special and Extraordinary Appeal by the Federal Government. The Special Appeal was not accepted by the TRF and STJ and the Extraordinary Appeal awaits judgment in the STF.

Finally, the proceeding from Alagoas obtained a favorable decision in the TRF of the 5th Region, however, due to a formal defect in this judgment, STJ determined that the proceeding should return to the TRF so that the defect was remedied. The legal action is in the STJ awaiting Judgment of Petitions for Clarification opposed by the Company.

The subsidiary Polialden filed an action in August 1999 and was granted the right to use IPI credits on inputs taxed at a zero rate for the last ten years. This decision was confirmed by the TRF of the 1st. Region, and was the object of special and extraordinary appeals by the Federal Government. The process was sent to the STJ and is awaiting judgment since March 2004. Based on the opinion of its legal advisors, who believe that a favorable final decision is possible, Polialden has been offsetting the credits against IPI payable since March 2000, while maintaining a provision duly updated as if the tax were due.

(iii) PIS/COFINS - Law 9718/98

The Company and its subsidiary Polialden, in different legal actions, have challenged the constitutionality of the changes deriving from Law 9718/98, which, in practice, increase the value of the contributions to PIS and COFINS, as from February 1999, as described below:

  COFINS - Increase in the rate from 2% to 3% and expansion of the calculation basis to practically comprehend all income earned by companies, in addition to the sales of products and services;

  PIS - expansion of the calculation basis identical to COFINS.

With regard to the period after December 2002, with the beginning of the effectiveness of Law 10637/02, the discussion about the unconstitutionality of the PIS calculation basis (Law 9718/98) lost its focus due to the new non-cumulative system for this tax. Similarly, after February 2004, with the beginning of the effectiveness of Law 10833/03, the discussion about the COFINS calculation basis lost its focus. As from these dates, the Company started to pay these contributions as prescribed by the legislation, excepting its right to the questioning in relation to prior periods.

Considering that the legal discussion is still valid for the effectiveness of Law 9718/98, the situation of each proceeding is as follows:

  The Company proposed to file a legal action to discuss the unconstitutionality of the increase in the COFINS rate in March 1999. The injunction only authorized the judicial deposit of the amount under discussion. The security was granted, however, the TRF of the 1st Region revoked the decision in the lower court. Against this decision, the Company lodged an Extraordinary Appeal which is awaiting judgment by the STF. The judicial deposits for the increase in the COFINS calculation basis were made up to January 2004, in the amount of R$ 39,085.

  The Company filed a writ of security to discuss the unconstitutionality of the related increase in the PIS calculation basis, in March 1999. The security was granted, however the TRF of the 1st Region revoked this decision. Against the decision an Extraordinary Appeal was lodged before the STF. Because this appeal cannot be accepted by the TRF of the 1st Region, an Interlocutory Appeal was lodged and is awaiting judgment by the STF.

  The Company proposed to file a legal action to assure the right of not paying COFINS at the rate of 3%, in October 2001. The security was rejected and against this decision an appeal was lodged and is awaiting judgment by the TRF of the 1st Region.

  The merged companies OPP Química and Trikem brought a legal action together with other companies to discuss whether the increase in the COFINS calculation basis and rate is legal and constitutional. The decision was accepted and against the decision the Federal Government lodged an appeal. The proceeding is awaiting judgment by the TRF of the1st Region. In August 2003, the merged company Trikem opted for partially giving up the action in relation to the increase in the tax rate and, through PAES (Note 15(v)), divided into installments the amount due.

  The merged companies OPP Química and Trikem proposed a writ of security, together with other companies, to discuss whether the increase in July 1999 in the COFINS calculation basis and rate is legal and constitutional. The security was granted, however the TRF of the 1st Region revoked the decision. Against this decision an Extraordinary Appeal was lodged and is awaiting judgment by the STF. After the distribution of the Extraordinary Appeal, an incidental writ of prevention was proposed in the STF to suspend the payment of the increased PIS. The writ of prevention was accepted and the judgment of the Extraordinary Appeal is being awaited.

Based on the court orders, the merged company OPP Química was not obliged to pay or deposit any of the increases introduced by Law 9718/98 up to its merger by the Company. Besides the increase in the COFINS rate, in which there was a partial withdrawal from the action, the merged company Trikem is in the same situation as the merged company OPP Química.

The subsidiary Polialden filed a writ of security in 1999 to discuss the increase in the COFINS rate. The sentence was partially favorable to Polialden, to suspend the payment of the amount referring to the rate increased while the decision that discharged the payment of CSLL was in effect. The parties appealed and are awaiting the judgment of these appeals by the TRF of the 1st Region. COFINS unpaid amounts totaled, in 1999, R$ 1,672 and were the object of a request for payment in installments by Polialden.

As from 2000, Polialden paid COFINS at the rate of 3%. In September 2000, Polialden filed another writ of security, whose objective was that it kept paying COFINS at the rate of 2% and offset the increase in COFINS rate against the Social Contribution on Income. For this request, Polialden deposited at court the amount of R$ 9,374. The security was partially granted and was the object of an appeal with the TRF of the 1st Region, but this was rejected. An extraordinary appeal to the STF against this decision has been lodged.

Up to January 2004, Polialden paid COFINS at the rate of 2% and deposited in court the remaining 1%. As from February, Polialden started to pay COFINS according to Law 10833/03, which introduced new criteria for the payment of COFINS.

(iv) REFIS - Law 9964/00

On August 1, 1996, the Federal Revenue Secretariat raised an assessment against Nitrocarbono, corresponding to the social contribution on income (Law 7689/88) that would have been due for the calendar years 1992 to 1995. In December 2000, management chose to settle the assessed amount of R$ 14,759, through enrollment in the Tax Recovery Program - REFIS.

(v) Special Installment Program (PAES) - Law 10684/03

On May 30, 2003 Federal Law 10684 was published, introducing the PAES program which offers taxpayers with liabilities to the Federal Revenue Secretariat or the National Treasury (confessed or challenged in the courts) the possibility of paying their debts overdue at February 28, 2003, in up to 180 successive monthly installments.

The legislation, among other benefits, provides for a fifty percent reduction in the arrears fine as well as the utilization of the Long-term Interest Rate (TJLP) to update the installments due (replacing the usual SELIC rate which is more onerous).

In August 2003, the subsidiary Trikem chose to partially desist from its legal action with respect to its challenge of the increase in the COFINS rate to use the favorable payment conditions established by the program. The amount due is being paid in 120 installments and the option was confirmed with payment of the first installment on August 31, 2003. At December 31, 2004 the balance due is R$ 56,261, being R$ 6,555 in current liabilities and R$ 49,706 in long-term liabilities (2003 - R$ 62,815, being R$ 6,555 in current liabilities and R$ 56,260 in long-term liabilities).

16 Income Tax and Social Contribution on Net Income

(a) Current taxes - parent company

	2004	2003

Income before income tax	648,523	241,168

Adjustments to income for the year
Permanent additions	23,690	59,082
Temporary additions	380,537	341,846
Permanent exclusions	(208,334)	(298,171)
Temporary exclusions	(208,918)	(161,777)
Interest on capital	(170,000)

Taxable income before offset of tax losses	465,498	182,148

Offset of tax losses (30%)	(139,649)	(54,644)

Taxable income for the period	325,849	127,504

Income tax (15%) and additional (10%)	81,438	31,876

Income tax expenses arising from changes in net assets
derived from the merger of:
Trikem	1,283
OPP Química		19,731
Other	9,620

	10,903	19,731

Income tax expense	92,341	51,607

In relation to the income tax expense, R$ 53,887 is covered by the exemption/reduction benefit (Note 17(a)) (2003 - R$ 27,732).

(b) Deferred taxes

(i) Breakdown of deferred income tax

In accordance with the requirements of CVM Deliberation 273/98, which approves IBRACON pronouncement on the recognition of income tax, and CVM Instruction 371/02, the Company records the following deferred income tax balances:

	2004	2003

Tax losses for offset	539,754	671,780
Goodwill amortized in books on investments in merged companies	168,757	58,854
Goodwill amortized in books on permanent investments	629,572	428,646
Temporarily nondeductible expenses	1,261,018	1,220,797

Potential deferred income tax taxable base	2,599,101	2,380,077

Potential calculated deferred income tax (25%)	649,775	595,019

Unrecorded portion of deferred income tax	(348,248)	(429,399)

Deferred income tax assets	301,527	165,620

Change:

Opening balance for the year	165,620	144,760
- Addition (write-off) of deferred income tax on tax losses	(30,682)	20,860
- Deferred income tax on amortized goodwill in merged companies	37,040
- Deferred income tax on temporary provisions	129,549

Closing balance	301,527	165,620

Deferred income tax liabilities on accelerated depreciation with tax incentives:
Opening balance for the year	(9,705)	(10,295)
Realization of deferred income tax	590	590

Closing balance for the year	(9,115)	(9,705)

Deferred income tax in net income	136,497	21,450

Deferred income tax assets and liabilities, arising from tax losses and temporary differences are recognized in the books taking into consideration the probable realization of these assets and liabilities, based on the projection of deferred income prepared based on internal assumptions and future economic scenarios which therefore may change.

(ii) Estimated deferred income tax realization period

In addition to the positive results arising from the corporate restructuring described in Note 1(c), expected future taxable income is based on projections and feasibility studies basically based on price, exchange rate, interest rate, market growth assumptions, as well as other variables relevant to the Company's performance, considered in the Company’s business plan which point out the following estimates, as realization of deferred income tax assets on tax losses and temporary differences:

(a) Expected realization of deferred income tax on tax losses:

2005	95,860
2006	39,078

134,938

Based on a feasibility study, Company management estimates that existing tax losses will be used by financial year 2006.

(b) Expected realization of deferred income tax on temporary differences:

Based on taxable income generation projections of the parent company, the realization estimate of deferred income tax assets balance related to goodwill amortized in books on investments in merged companies, considering the tax realization projection over ten years, will be as follows:

2005	4,383
2006	4,383
2007	4,383
2008	4,383
2009	4,935
2010	4,935
2011	4,906
2012	2,623
2013	1,055
2014	1,054

37,040

The portion of goodwill on investments in merged companies amortized in books, the realization of which will be made over a period higher than 10 years (R$ 20,596), as well as Goodwill amortized in the books on permanent investments was not considered in the recognition of deferred income tax assets (R$ 629,572), the tax realization of which over the coming ten years is uncertain.

As regards temporarily nondeductible expenses, deferred income tax was recognized only on expenses recorded with respect to taxes challenged in courts (R$ 253,542) e other operating nondeductible provisions (R$ 264,654). The nondeductible provisions recorded on permanent investments (R$ 742,822) the tax realization of which over the coming ten years is uncertain, were not considered in the calculation basis of deferred income tax assets. It is estimated that the balance of deferred income tax arising from other temporary provisions (R$ 129,549) will be realized within up to ten years, also based on Company projections and the expected outcome of tax matters being discussed in courts.

It is worth noting that the assets recorded are limited to amounts the offset of which is supported by taxable income projections, discounted to their present value, realized by the Company within up to ten years, also considering the limitation to the offset of tax losses by 30% of income for the year before income tax and income tax exemption and income tax reduction benefits.

As the income tax taxable base does not arise only from the income that can be generated but also untaxed revenues, nondeductible expenses, tax incentives, and other variables, there is no direct relation between the Company’s net income and income tax results. So, the expected use of tax credits must not be taken as an indication of the Company’s future net income.

(c) Social Contribution of Net Income (“CSLL”)

In view of the discussion of the constitutionality of Law 7689/88, the Company and merged companies OPP Química and Trikem and its subsidiary Polialden, filed a lawsuit to avoid the payment of CSLL.

The TRF of the 1st Region expressly recognized the unconstitutionality of said tax, and the courts issued final and unappealable decisions favorable to the Company and merged companies. However, the Federal Government filed an action seeking to revoke the decisions on Braskem’s and Trikem’s lawsuits, arguing that after the final decision favorable to the companies, the Plenary Session of the STF had declared the constitutionality of the tax, except in 1988. In the case of OPP Química, the Federal Government did not file any action, and so the first final decision remained in force.

The decisions of lower and first appeal courts were favorable to the Federal Government however, tax payments are still suspended. Currently, the mentioned action is awaiting final judgment of the appeals lodged to the STF and STJ.

Based on the referred STF’s decision, the Federal Revenue Secretariat (“SRF”) is raising tax assessment notices against the Company and the merged companies, against which administrative defense arguments have been filed.

The subsidiary Polialden also ensured the right to not pay CSLL, based on a final court decision. The Federal Revenue Secretariat, as well, filed an action seeking to revoke the decision and reinstate the collection of the tax from Polialden since 1989, which was accepted and considered groundfull by the TRF of the 1st Region and the STJ. Currently, the Appeal filed with the STF to refuse the Appeal filed with the TRF of the 1st Region and other Appeals filed against STJ decisions.

Based on the opinions of its legal advisors, the Company believes that it will obtain from the courts the right to not to pay this tax and even considering that the decisions of the action filed by the Federal Government, such decision cannot be applied retrospectively to the date of the law’s enactment, and so no provisions related to this tax were recognized. Should retrospective collection be required, contrary to the opinion of the Company’s outside legal advisors, the amount payable, restated based on Brazil’s base rate (SELIC) would be R$ 507,000 (2003 - R$ 418,500 including the merged company OPP Química), net of fine.

Company management, supported by the opinion of their legal advisors, believes that Polialden will probably be successful in the outcome of this case. Moreover, the legal advisors, based also on the understanding of other lawyers, believe that, even in the event of an unfavorable final decision, the contribution could only be demanded as from the date that the decision revoking the original sentence is published. Accordingly no provision has been recorded for CSLL as from 1989.

Should the final decision eventually be unfavorable to the subsidiary Polialden, and if the contribution were to be demanded for years prior to the date of its publication (contrary therefore to the understanding of the legal advisors and other lawyers), the original amount in question, restated using the SELIC rate, would be approximately R$ 55,000 (2003 - R$ 45,500), net of fine. This amount could be significantly reduced if deductions related to other contested tax matters were considered.

17 Tax Incentives

(a) Corporate income tax

From calendar-years 2002 to 2011, the Company has the right to reduce by 75% the income tax on the profit arising from the sale of basic petrochemical products and utilities. The Camaçari polyethylene plant of the merged company OPP Química has the same right for the same period. The PVC plants in Bahia and in Alagoas are exempt from Corporate Income Tax ("IRPJ") calculated on the results of their industrial operations until 2004 and 2008, respectively.

Productions of caustic soda, chloride and ethylene dichloride enjoy the benefit of the decrease of 75% of the income tax rate, up to 2012.

At the end of each year, in the case of taxable profit resulting from the benefited operations, the amount of the income tax exemption or reduction is credited to a capital reserve, which can only be used to increase capital or absorb losses. The incentive covered R$ 53,887 (2003 - R$ 27,732) of the income tax of the Company in the year ended December 31, 2004.

On December 14, 2004, the Board of Directors approved the use of R$ 463,281 from the tax incentive reserve for absorption of the balance of accumulated losses.

(b) Value-added tax (ICMS)

The Company has ICMS tax incentives granted by the State of Rio Grande do Sul, through the Company Operation Fund - FUNDOPEM, with the purpose of incentivating the installation and expansion of industries in the State. This incentive is determined based on approved projects and in percentages on the amounts of tax payments expected. The amount for the year ended December 31, 2004 was R$ 9,861 (2003 - R$ 1,093).

18 Shareholders’ Equity

(a) Capital

At December 31, 2004, subscribed and paid-up capital is R$ 3,402,968 and comprises 30,215,024,848 common shares, 60,210,112,893 Class A preference shares and 210,718,806 Class B preference shares, all nominative and with no par value. On this date, authorized capital comprised 122,000,000,000 shares, of which 43,920,000,000 are common shares, 76,860,000,000 are Class A preference shares and 1,220,000,000 are Class B preference shares.

On March 31, 2003 the Company's capital was increased by R$ 37 through the contribution of the net assets of Nitrocarbono. As a result of the capital increase, 67,698 Class A preference shares were issued (Note 1(c)).

The Ordinary General Meeting held on April 29, 2003 approved an increase in the Company's capital, without the issue of new shares, by transfer of the Monetary Restatement Reserve, in the amount of R$ 2,331.

In July 2003, due to the merger of NI Par by the Company (Note 1(c)), capital was increased by R$ 39,655, through the issue of 54,314,531 common shares, totaling R$ 1,887,422.

The Extraordinary General Meeting held on October 20, 2003 approved the split of the Company's shares, as proposed by Management. The Class A and B preference shares were split in the ratio of 20 shares of each type and class for each existing share. Accordingly, the relation between the shares and the ADRs traded on the New York Stock Exchange (NYSE) was changed from 50 to 1,000 Class A preference shares for each ADR.

In January 2004, due to the merger of Trikem (Note 1(c)), capital was increased by R$ 304,596, through the issue of 8,136,165,484 Class A preference shares, totaling R$ 2,192,018.

In September 2004, in accordance with the Global Offer (Note 1(d)), the Company increased capital in the amount of R$ 1,210,950, through the issue of 13,455,000,000 Class A preference shares, at the price of R$ 90.00 per thousand shares in Brazil and US$ 31.38 overseas. Accordingly, capital totaled R$ 3,402,968.

On January 15, 2004, in order to maintain the minimum limit related to the proportion between common and preference shares, in accordance with Brazilian Corporate Law, before the merger of Trikem, the conversion of 121,948,261 Class A preference shares into common shares was approved at the Extraordinary General Meeting. Accordingly, on September 17, 2004, before the conclusion of the Global Offer, the conversion of 4,484,963,007 Class A preference shares into common shares was approved at the Extraordinary General Meeting.

In September, October, November and December 2004, in accordance with Article 6 of the by-laws, the conversion of 18,435,994 Class B preference shares into 9,217,997 Class A preference shares was carried out.

(b) Share right

Preference shares are not convertible into common shares and do not carry voting rights, but they have priority to a minimum non-cumulative annual dividend of 6%, depending on the availability of income for distribution. Only the Class A preference shares have equal participation with the common shares in the remaining income, and this right exists only after the payment of dividends to the holders of preference shares. The Class A preference shares also have equal rights with the common shares to receive stock dividends arising from the capitalization of other reserves. The Class B preference shares, subsequent to the expiration of the period of non-transferability as foreseen in special legislation, may be converted into Class A preference shares at any time, at the ratio of two Class B preference shares for one Class A preference share.

In the event of liquidation of the Company, the Class A and B preference shares have priority to capital reimbursement.

All shareholders are assured an annual dividend of not less than 25% of the net income of each year, calculated in accordance with Brazilian Corporate Law.

As described in the Memoranda of Understanding for Shareholders' Agreements, the Company must distribute dividends in a percentage not less than 50% of available net income of each year, as long as remaining reserves are sufficient to maintain efficient operations and business development.

According to the terms agreed in the Export Prepayment Credit Agreement (Note 13(b)), the payment of dividends, interest on capital or any other participation in profits is limited to at the most 50% of net income for the year or 6% of the unit value of the Class A and B preference shares, whichever is higher.

(c) Shares held in treasury

At December 31, 2004, the Company held in treasury 116,836,839 Class A preference shares (2003 - 621,887.272 shares).

(d) Appropriation of net income

In accordance with the Company’s by-laws, net income for the year, adjusted as provided by Law 6404/76, will be appropriated as follows: (i) 5% for constitution of the legal reserve, not exceeding 20% of capital; (ii) 25% for payment of non-cumulative mandatory dividends, observing the legal and statutory advantages of the preference shares. When the priority dividend amount paid to the preference shares is equal to or higher than 25% of the net income for the year, calculated in accordance with Article 202 of Brazilian Corporate Law, the full payment of the mandatory dividend is carried out. If there is a remaining mandatory dividend after the payment of the priority dividend, it will be applied as follows: i) in the payment to common shares of a dividend up to the limit of the priority dividend of preference shares; ii) if there is a remaining balance in the distribution of an additional dividend to common shares and Class A preference shares, under the same conditions, so as each common shares or preference share of this class receives the same dividend.

Dividends proposed by management, subject to approval at the General Meeting, are as follows:

2004

Net income for the year	692,679
Part allocated to legal reserve	(34,634)

Adjusted net income for calculation of dividend	658,045

Minimum mandatory dividends - 25%	164,511

Appropriation of net income:

Basic profit for distribution of dividends	658,045

Interest on capital (Note 18(e))
Common shares (R$ 1.125 per thousand shares)	33,976
Preference shares (R$ 2.256 per thousand shares)	136,024

170,000
Proposed dividends
Common shares (R$ 1.131 per thousand shares)	34,178

Total	204,178

Amount allocated to revenue reserve	453,867

The amount of interest on own capital credited to preference shares is in compliance with the priority dividend established in the Company’s by-laws.

Revenue reserve complies with the investment plan and the decrease in the Company’s indebtedness.

(e) Interest on capital

In December 2004, the payment of R$ 170,000 to Braskem shareholders, as interest on capital was authorized by the Board of Directors and approved by the Management Committee, including the mentioned amount in the priority and mandatory dividends of 2004, as prescribed by Law 9249/95 and paragraph 6 of Article 44 of the by-laws. The individual amounts and the income tax withheld at source, in the amount of R$ 20,366, were recorded based on the shareholding control at December 31, 2004.

The effective payment will be made up to 60 days after the Ordinary General Meeting to be held in 2005.

For disclosure purposes, the expenses with interest on capital were reversed in the statement of operations for the year as “Operating expenses (income)”, and also stated in the statement of changes in shareholders equity, in compliance with CVM Resolution 207/96.

19 Contingencies

(a) Employees' Collective Agreement - Clause 4

The Union of the Employees of Petrochemical, Plastic Chemicals and Related Companies of the State of Bahia ("SINDIQUÍMICA") and the Employers’ Union of the Petrochemical and Synthetic Resins Industry of the State of Bahia ("SINPEQ") challenged the constitutionality of the indexation clause of salaries and wages, included in the employees’ collective agreement, due to the standard of public order (economic plan) established in 1990 and which restrained salary adjustment. The Company and its subsidiaries operated plants in the region in 1990, and they are members of SINPEQ. The employees’ union pleads the retroactive adjustment of salaries. In December 2002, the STF judging the plea from SINPEQ, confirmed the prior decision from TST, determining that the economic policy legislation prevails over the collective agreement and, therefore, no adjustment is due. SINDIQUIMICA lodged a new appeal. In June 2003, after the waiver of the plea by two ministers, judgment was suspended.

Management, based on the opinion of its legal advisors, believes in a favorable outcome for the companies and therefore did not provide any amount relating to this matter.

(b) Preference shareholders

(i) Some holders of Class B preference shares, issued within the tax incentive program, allege that they are entitled to profit sharing under the same conditions as common and Class A preference shareholders. One lawsuit was considered unfavorable to the Company, and Braskem filed a Rescissory Action in order to appeal against this decision. The Company obtained an injunction to suspend the liquidation until the final decision issued in the Notice of the Rescissory Action. On December 11, 2003, the Rescissory Action filed by Braskem was judged with merit by the Court of Justice of the State of Bahia, which ruled against the court decision previously issued by the same Court and judged without merit the shareholders requests due to express breach of the disposition of special legislation. In June 2004, the shareholders presented a Special Appeal to the Higher Court of Justice, which was considered unacceptable by the President of the Court of Justice of the State of Bahia in November 2004. The shareholders appealed against this decision. According to the Company’s legal advisors, the chances of a favorable outcome are high, especially because the Company’s intention is based on the opinions of renowned jurists and recent decisions issued about the matter.

(ii) The divergence related to the rule established by the by-laws of the subsidiary Polialden concerning the distribution of dividends on preference shares (paragraph 3, Article 5, together with paragraph 4, Article 37), initiated by the Notice CVM/GEA-3/No. 100, addressed to the subsidiary and dated April 14, 2000, was resolved based on the decision of the CVM Collegiate on August 10, 2000 that confirming the understanding of Polialden, accepted its arguments and concluded that: "the dividends on the preference shares are at least 6%..., and are limited to 8% of this same amount, or the equivalent to 25% of the net income for the year, whichever is highest, as the Company has being doing during the last ten years. Such shares do not participate in remaining profits, since the by-laws precisely determine the limit for the participation of these shares".

Based on the said decision, as well as on opinions issued by renowned lawyers and jurists, Polialden is adopting the rule determined by its by-laws in relation to the payment of dividends on common and preference shares, limiting the amounts paid to the latter to 8% of the unit value of capital, observing the limit of 25% for the mandatory dividend, as established by the by-laws and the CVM decision.

Despite the legal opinions, the existing decisions about the subject, and the decision of the CVM mentioned above which all agreed with the understanding of the subsidiary that the preference shares do not participate in remaining profits, some preference shareholders of Poliaden initiated legal actions seeking to obtain a ruling that the preference shares do participate equally with the common shares in the distribution of dividends by Polialden.

Most decisions already made in the judgment of this matter are favorable to Polialden. However, in August 2001, contrary to the opinion expressed by the CVM Collegiate, as well as opinions of renowned jurists, the 4th. Panel of the STJ decided, in a special appeal of a shareholder, to grant the plaintiff participation in the payment of dividends on an equal basis with common shares as approved in certain past Shareholders Meetings. This decision is not the final decision and is being appealed by Polialden.

In June 2002, based on a court order, Polialden made a judicial deposit corresponding to the difference claimed by those shareholders relating to the dividends approved at the Ordinary General Meeting of 2002, in the amount of R$ 5,664, recorded in “Other accounts payable " in long-term liabilities. Since then, Polialden is facing favorable outcomes, annulling the injunctions granted to the shareholders and determining the related amounts deposited, remaining deposited at this date the amount of R$ 5,698, related to dividends distributed in 2002 and 2004. It is important to mention that the basis of one of the decisions in favor of Polialden, based on which the injunctions was annulled, considers the fact that the lawsuit was not definitely judged and the decision at the Special Appeal level does not include future meeting decisions, but solely the general meeting subject to the main STJ sub-judice lawsuit.

One more action against Polialden was judged totally without merit in September 2003, declaring the differentiated treatment given to the preference shares of Polialden as legitimate, since those share were issued based on specific legislation about the application of fiscal incentives. This decision was recently confirmed by the STJ, which judged the lawsuit unfounded after an unanimous decision dated December 28, 2004.

It is also important to mention that the merit of these lawsuits was not definitely judged; accordingly Polialden management, supported by the decision of the CVM Collegiate and the opinion of its legal advisors, as well as the most recent decisions about the subject, understands that no complement of dividends for preference shares is due.

In December 2004, as published in the Material Fact, some minority shareholders waived the lawsuits filed against Polialden, exchanging their Polialden preference shares for the Company’s Class A preference shares.

(c) INSS

The Company is party several administrative and legal claims covering social security issues, which, at December 31, 2004, totaled R$ 167,600. Of this amount, the Company deposited in court the amount of R$ 15,100, while R$ 18,200 is secured by a portion of inventory portion. The Company set up a provision for social security contingencies in the amount of R$ 8,500. Accordingly, the Company has credits against the INSS, which are being challenged in court, in the amount of R$ 28,600. These credits were not recorded.

In October 2000, Polialden was assessed by the INSS due to the lack of payment confirmation of the contributions arising from services rendered, from May 1995 to December 1998, and the lack of the contribution payment levied on payroll, from May 1998 to January 1999, amounting to R$ 9,504 at December 31, 2004.

The Company management, based on the opinion of its external lawyers, who classifies as remote the possibility of unfavorable outcomes, understands that no amount is due arising from these assessments and, accordingly, no provisions were set up.

(d) Other litigation of the Company and its subsidiaries

The Company has civil lawsuits filed by a former caustic soda supplier, which amounts, at December 31, 2004, totaled R$ 170,199. At December 31, 2003, these lawsuits amounted to R$ 252,000. This decrease resulted from the fact that one of the lawsuits was not accepted. The former supplier is claiming reimbursement concerning the Company’s non-compliance with the contractual terms. Management, based on the opinion of its external legal advisors, believes that these lawsuits will be considered invalid and, accordingly, no provisions were set up.

In 2004, SINDIQUÍMICA filed a labor lawsuit in favor of its employees, pleading the overtime payment related to several shifts of the companies comprising the Camaçari Petrochemical Complex, State of Bahia. In 2004, SINDIQUÍMICA waived the lawsuit.

The Company is defendant in several labor lawsuits, which, based on the external legal advisors, may be favorable to the Company and, therefore, no provisions were set up. For those lawsuits for which an unfavorable outcome is probable, the Company set up a provision in the amount of R$ 7,930 (consolidated R$ 10,923).

20 Financial Instruments

(a) Risk management

Since the Company operates in the international market, obtaining funds for its operations and investments, it is exposed to market risks mainly arising from changes in the foreign exchange and interest rates. The bank accounts, financial investments and other accounts receivable are subject to credit risk. The Company has developed policies and procedures for risk evaluation, report preparation and monitoring of derivative activity.

To cover the exposure to market risk, the Company utilizes various types of currency hedges, some involving the use of cash and others not. The most common types which use cash, as adopted by the Company, are financial applications abroad (Certificates of deposit, foreign mutual funds, time deposits and overnight deposits) and put and call options. The types of currency hedge which do not involve the use of cash are swaps of U.S. dollars for CDI and forwards.

To hedge its exposure to exchange risks arising from loan and financing agreements, the Company adopted, at December 31, 2001, the following methodology: hedging of the principal and interest (on a consolidated basis), falling due in the next 12 months in, at least, (i) 60% of the debt linked to exports (trade finance), except for Advances on Exchange Contracts ("ACCs") of up to six months and Advances on Export Contracts ("ACEs"); and (ii) 75% of the debt not linked to exports (non-trade finance).

(b) Exposure to foreign exchange risks

The Company has long-term loans and financing to finance its operations, cash flows and modernization projects. Part of long-term loans is denominated in U.S. dollars (Note 13).

(c) Exposure to interest rate risks

The Company is exposed to interest rate risks on its short-term debt. The debt in foreign currency, bearing floating interest rates, is mainly subject to LIBOR variation and the domestic debt, bearing floating interest rates, is mainly subject to fluctuations in the Long-term Interest Rate (TJLP) and the Interbank Deposit Certificate (CDI) rate.

(d) Exposure to commodities risks

The Company is exposed to fluctuations in the price of several petrochemical commodities, especially its main raw material, naphtha. Since the Company seeks to transfer to its own selling prices the effect of price changes in its raw material, arising from changes in the naphtha international quotation, in 2004 no financial instrument was used to hedge the prices of this commodity, nor for the other petrochemical commodities sold by Braskem.

(e) Exposure to credit risk

The operations that subject the Company to concentration of credit risk are mainly bank accounts, financial investments and other accounts receivable, exposing the Company to the risk of the financial institution involved.

In order to manage the credit risk, the Company keeps its bank accounts and financial investments with large financial institutions.

In relation to credit risk, the Company protects itself by performing detailed analyses before granting credit and by obtaining real and personal guarantees, when necessary.

(f) Market value

To determine the estimated market value of the financial instruments, the Company uses public information available in the financial market and valuation methodologies generally accepted and practiced by the counterparties. These estimates do not necessarily guarantee that such operations could be realized in the market at the indicated amounts. The use of different market information and/or valuation methodologies could have a significant effect on the estimated market value.

21 Financial Income (Expenses)

	Parent company		Consolidated

	2004	2003	2004	2003

Financial income (expenses)
Interest income	181,555	75,631	160,780	67,261
Monetary variation in financial investments, related
parties and accounts receivable	18,585	39,925	11,565	19,869
Loss on derivative operations	(5,381)	(20,243)	(5,586)	(38,670)
Foreign exchange variation net income	79,816	558,376	90,073	808,487
Financing interest	(568,478)	(434,066)	(590,141)	(586,966)
Financing monetary variation	(431,970)	(553,641)	(380,887)	(344,678)
Monetary and interest variation in taxes and suppliers	(121,792)	(76,902)	(137,079)	(164,046)
Taxes on financial operations	(126,460)	(127,276)	(148,425)	(184,674)
Interest on capital	(170,000)		(170,000)
Reversal of interest on capital	170,000		170,000
Other	(126,743)	(162,294)	(231,027)	(280,165)

	(1,100,868)	(700,490)	(1,230,727)	(703,582)

22 Other Operating Income (Expenses), Net

	Parent company		Consolidated

	2004	2003	2004	2003

Income (expenses)
Rental of installations	20,628	18,217	20,676	18,217
Recovery of taxes and compulsory deposits	1,402	18,932	15,303	22,844
Insurance recoveries	1,612	11,603	1,612	11,603
Taxes on sales of merged companies (*)		(24,191)		(24,191)
Sale of sundry materials	11,444	14,617	11,296	16,919
Other operating income (expenses), net	(803)	2,106	(7,269)	4,354

	34,283	41,284	41,618	49,746

(*)	Relates to taxes on sales of the Company to the merged companies OPP Química and Nitrocarbono between January 1 and March 31, 2003 (Note 3(b)).

23 Non-operating Income (Expenses), Net

	Parent company		Consolidated

	2004	2003	2004	2003

Income (expenses)
Gain (loss) on participation in investments	3,037	(3,768)	3,468	(2,740)
Sales of permanent assets	(13)	1,146	541	413
Reversal (provision) for loss in investments	(2,355)	26,909	(2,386)	26,909
Residual value of disposed fixed assets	(2,368)	(9,064)	(5,502)	(9,082)
Provision for loss on permanent assets	(18,199)	(7,278)	(18,199)	(7,278)
Other	(6,646)	(10,225)	(7,837)	(13,062)

	(26,544)	(2,280)	(29,915)	(4,840)

24 Insurance Coverage

The Company and its subsidiaries have a broadly-based risk management program designed to provide cover and protection for all assets, as well as possible losses caused by production stoppages, through an "all risks" insurance policy. This policy establishes the amount for maximum probable damage, considered sufficient to cover possible losses, taking into account the nature of the Company’s activities and the advice of insurance consultants. At December 31, 2004, insurance coverage for inventories, property, plant and equipment and loss of profits of the Company and its subsidiary Polialden amounts to R$ 5,034,340 per event, the total of insured assets amounts to R$ 11,780,426.

25 Shares Traded Abroad - NYSE and LATIBEX

(a) American Depositary Receipt (ADR) Program

The Company trades on the New York Stock Exchange (NYSE) ADRs with the following characteristics:

  Type of shares: Class A preference.

  Each ADR represents 1,000 A shares, traded under the symbol "BAK".

  Foreign Depositary Bank: the Bank of New York (BONY) - New York branch.

  Brazilian Custodian Bank: Banco Itaú S.A.

(b) LATIBEX

The Company trades Class A preference shares on LATIBEX, the market for Latin American Companies quoted in Euros at the Madrid Stock Exchange. The shares are traded in batches of one thousand shares under the symbol "XBRK" and the Brazilian Custodian Bank is Itaú S.A.

26 Private Pension Plans

The actuarial obligations relating to the pension and retirement plans are accrued in conformity with the procedures established by CVM Deliberation 371 of December 13, 2000.

(a) ODEPREV - Odebrecht Previdência

The Company has a defined-contribution plan for its employees. The plan is managed by ODEPREV - Odebrecht Previdência which was set up by Odebrecht S.A. as a closed private pension entity. ODEPREV offers its participants, employees of the sponsoring companies, the Optional Plan, a defined-contribution plan, in which monthly and sporadic participant contributions and annual and monthly sponsor contributions are accumulated and managed in individual retirement savings accounts.

The Board of Trustees of ODEPREV defines each year in advance the parameters for contributions to be made by the participants and the sponsoring companies. With regard to the payment of benefits under the Optional Plan, the obligation of ODEPREV is limited to the total value of the quotas held by its participants and, to comply with the regulations for a defined-contribution plan, it will not be able to require any obligation or responsibility on the part of the sponsoring company to assure minimum levels of benefits to the participants who retire.

Currently, the active participants in ODEPREV are as follows:

	Parent company		Consolidated

	2004	2003	2004	2003

Active	1,133	499	1,133	1,081

Total participants	1,133	499	1,133	1,081

Sponsor’s contributions for 2004 were R$ 2,441 (consolidated 2003 - R$ 1,091), and those of the participants were R$ 5,783 (consolidated 2003 - R$ 3,873).

(b) Fundação PETROBRAS de Seguridade Social - PETROS

The Company sponsors a defined-benefit plan for the former employees of COPENE and CQR - Companhia Química do Recôncavo. The plan is managed by the Fundação Petrobras de Seguridade Social ("PETROS"). Its main objectives are to (i) complement retirement benefits provided by the Government and (ii) implement social assistance programs with the support of the sponsoring companies. The sponsoring companies and their employees pay monthly contributions to PETROS based on the employees' remuneration.

In accordance with CVM Deliberation 371/2000, which approved NPC 26 of IBRACON - "Accounting for Benefits to Employees", the pension plan sponsored by the Company was subject to an actuarial valuation in November 2004. This actuarial valuation indicated that the present value of liabilities exceeds the fair value of the plan assets by R$ 55,333 (consolidated - R$ 64,548). This amount is recorded in long-term liabilities under "Other accounts payable".

The amounts are as follows:

	Parent company		Consolidated

	2004	2003	2004	2003

1 Present value of actuarial obligation at the end of the year
Benefits to be granted (active employees)	96,279	88,094	139,045	127,087
Benefits to be granted (active employees)	236,700	196,941	282,752	253,597

	332,979	285,035	421,797	380,684
2 Fair value of plan assets at the end of the year	277,646	234,575	357,249	320,314

3 Present value of obligations in excess of assets (1) - (2)	55,333	50,460	64,548	60,370

4 Unrecognized net actuarial gain (loss)	3,273	4,090	(4,356)	(2,482)

5 Cost upon the adoption of CVM 371 not yet recognized			(1,043)	(1,564)

Net actuarial liability (3) + (4) + (5)	58,606	54,550	59,149	56,324

Net expenses for the next 12 months
Service cost	7,279	6,870	9,384	8,795
Interest cost - benefits to be granted (active employees)	10,880	5,286	15,712	9,433
Interest cost - benefits granted (retired employees and
pensioners)	25,610	11,816	30,586	17,220
Expected return on plan assets	(30,789)	(13,832)	(39,697)	(22,482)
Expected contributions of participants	(3,947)	(2,687)	(5,027)	(3,768)
Cost of amortization				521

	9,033	7,453	10,958	9,719

Currently, the active and inactive participants in PETROS are as follows:

	Parent company		Consolidated

	2004	2003	2004	2003

Active	748	778	1,271	1,337
Inactive	792	703	1,186	1,166

Total participants	1,540	1,481	2,457	2,503

Based on the actuarial report, additional information on the pension plan managed by PETROS:

Type of plan	Defined-benefit

Method of actuarial valuation	All regulatory benefits
Mortality table	GAM-71
Disability	Álvaro Vindas
Discount rate applied to the actuarial obligations	6% p.a.
Rate of return expected on plan assets	6% p.a.

Sponsor’s contributions to this plan in 2004 were R$ 6,203 (consolidated R$ 7,717) and those of participants in the year were R$ 3,842 (consolidated R$ 4,873). Sponsor’s contributions to this plan in 2003 were R$ 5,009 (consolidated R$ 5,156) and those of participants in the year were R$ 3,194 (consolidated R$ 3,279).

(c) PREVINOR - Associação de Previdência Privada

The Company and its subsidiary Polialden have a defined-contribution plan for certain employees. The plan is managed by PREVINOR - Associação da Previdência Privada (“PREVINOR”).

The principal objective of PREVINOR is to complement retirement benefits provided by the Government. For this purpose, PREVINOR receives monthly contributions from the sponsors and participants, calculated actuarially based on the employees' monthly remuneration.

In conformity with CVM Deliberation 371/2000, which approved NPC 26 of IBRACON - "Accounting for Benefits to Employees", the pension plan sponsored by the Company was subject to an actuarial valuation in November 2004. This actuarial valuation indicated that the fair value of plan assets exceeds the present value of benefit liabilities by R$ 1,422. Since the rules of the defined-contribution plan do not state that this amount can be used to reduce future contributions of sponsors or be reimbursed, the Company did not record these assets.

Currently, the active and inactive participants in PREVINOR are as follows:

	Parent company		Consolidated

	2004	2003	2004	2003

Active	240	249	361	351
Inactive	27	19	123	114

Total participants	267	268	484	465

Sponsor’s contributions for 2004 were R$ 1,220 (consolidated - R$ 1,814) and those of participants in the year were R$ 686 (consolidated - R$ 951). Sponsor’s contributions for 2003 were R$ 1,008 (consolidated - R$ 1,514) and those of participants in the year were R$ 563 (consolidated - R$ 815).

27 Commitments for the Supply of Raw Material

At December 31, 2004, the Company had contractual commitments to sell raw material in the form of contracted demand. Based on these contracts, with automatic renewal, and the average sales prices for the raw materials in the last quarter of 2004, these contractual commitments, for the next five years, are estimated at R$ 23,693,697, as follows:

	Parent company

Year	Tons	R$

2005	1,971,549	4,453,454
2006	1,855,451	4,562,445
2007	1,882,275	4,627,366
2008	1,833,435	4,516,858
2009	2,230,624	5,533,574

	9,773,334	23,693,697

*

Attachment I

Braskem S.A. and Subsidiaries

Supplementary Information
Statements of Cash Flows Years Ended December 31
In thousands of reais

	Parent company		Consolidated

	2004	2003	2004	2003

Net income for the year	692,679	211,011	690,857	215,135
Adjustments to net income (loss) reconciliation
Depreciation, amortization and depletion	720,432	405,599	794,935	548,148
Amortization of goodwill (negative goodwill), net	283,988	171,962	152,729	255,985
Interests in subsidiary and associated companies	(169,952)	(91,825)	(17,998)	(13,616)
Reversal (provision) for loss on investments	(124,434)	24,060	7,500	1,276
Tax incentives			(44,338)	(65,647)
Exchange variation on investments	8,767	(134,198)	9,645	(22,414)
Gain (loss) on investments and others	(2.576)	3,768	(16,030)	3,768
Gain (loss) on disposal of permanent assets	20,580	96,584	23,698	98,761
Interest and monetary and exchange variations	704,201	266,245	689,925	122,968
Minority interest			24,565	226,180
Deferred income tax	(136,497)	(21,450)	(138,372)	(20,453)
Other	4,950	(38,485)	18,298	56,479

	2,002,138	893,271	2,195,414	1,406,570

Effect of mergers and disposals of investments	24,993	37,503		(2,948)

Financial cash effects	276,795	201,597	294,396	265,907

Cash generation before changes in operating
working capital	2,303,926	1,132,371	2,489,810	1,669,529

Changes in operating working capital
Marketable securities	20,900	34,974	21,158	(76,019)
Trade accounts receivable	(186,823)	(88,955)	(209,016)	(216,780)
Financial instruments	(4,056)	(21,124)	(4,056)	(21,124)
Inventories	(300,941)	(136,234)	(384,008)	(230,415)
Taxes recoverable	349,947	340,676	289,398	329,513
Prepaid expenses	22,984	13,457	29,572	18,002
Received dividends	128,416	55,517	828	49,113
Other accounts receivable	11,465	(86,432)	31,679	(64,525)
Suppliers	1,052,222	(361,370)	1,140,296	(525,418)
Taxes, charges and contribution	129,375	49,491	150,890	235,262
Tax incentives	63,748	28,825	111,866	121,716
Advances to customers	(79,266)	5,326	(212,311)	156,054
Credit rights	(113,400)	(124,250)	(113,400)	(175,000)
Other accounts payable	(1,772)	(76,363)	(69,149)	33,617

Operational cash generation before financial effects	3,396,725	765,909	3,273,557	1,303,525

Exclusion of financial cash effects	(276,795)	(201,597)	(294,396)	(265,907)

Operational cash generation	3,119,930	564,312	2,979,161	1,037,618

Resources from the sale of investments	95	4,823	95	4,823
Increase in investment	(23,020)	(96,429)	(23,648)	(118,499)
Increase in property, plant and equipment	(368,349)	(123,141)	(432,322)	(214,663)
Increase to deferred assets	(509,823)	(167,082)	(549,723)	(255,267)

Net cash used in investing activities	(901,097)	(381,829)	(1,005,598)	(583,606)

Short-term debt
Funds raised	1,313,986	3,375,916	2,050,353	4,173,491
Payments	(5,128,951)	(4,253,599)	(5,574,806)	(5,693,300)
Long-term debt
Funds raised	2,375,758	1,317,857	2,454,314	1,866,138
Payments	(900,000)		(991,563)
Related parties
Funds raised	871,313	4,382,222	40,211	1,157,620
Payments	(837,045)	(4,656,574)	(109,241)	(1,462,224)
Payments of dividends to shareholders
and participations			(4,175)	(54,608)
Capital increase	1,210,950	39,655	1,210,950	39,655
Treasury shares	8,232	7,154	8,232	7,154
Other	2	(14)	5,886	(9)

Net cash provided by (used in) financing activities	(1,085,755)	212,617	(909,839)	33,917

Increase (decrease) in cash and cash equivalents	1,133,078	395,100	1,063,724	487,929

Represented by
Cash and cash equivalents, at the beginning of the period	423,791	28,691	689,597	201,668
Cash and cash equivalents, at the end of the period	1,556,869	423,791	1,753,321	689,597

Increase (decrease) in cash and cash equivalents	1,133,078	395,100	1,063,724	487,929

This statement was prepared in accordance with Accounting Rules and Procedures (NPC) No. 20 “Statement of Cash Flows”, issued by the Institute of Independent Auditors of Brazil (IBRACON).

Main transactions not affecting cash

The following transactions that did not affect the cash were excluded from the statement of cash flows:

  Issue of the Company’s shares and use of shares held in treasury for the acquisition of minority interest of subsidiaries (Note 1(c)).

  Exchange of a portion of financing and 10th issue debentures for 11th issue debentures (Note 14(a) e (c));

  Exchange of a portion of financing for 12th issue debentures (Note 14(d)).

* * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer